EXHIBIT 99.2

TSX: FF | OTCQX: FFMGF | FRANKFURT: FMG

NOTICE OF MEETING

and

MANAGEMENT INFORMATION CIRCULAR

for the

ANNUAL GENERAL MEETING

OF SHAREHOLDERS

to be held on

JUNE 9, 2026

Dated as of April 21, 2026

Suite 2070 – 1188 West Georgia Street, Vancouver, British Columbia V6E 4A2

www.firstmininggold.com | 1-844-306-8827

About First Mining

Headquartered in Vancouver, British Columbia, First Mining Gold Corp. (“First Mining” or the "Company”) is a Canadian-focused gold exploration and development company that was created in 2015 by Mr. Keith Neumeyer, founder and CEO of First Majestic Silver Corp. and a co-founder of First Quantum Minerals Ltd.

We are a gold developer advancing two of the largest gold projects in Canada; the Springpole Gold Project in northwestern Ontario and the Duparquet Gold Project in Quebec. First Mining released an updated pre-feasibility study in December 2025 with permitting activities on-going with the final Environmental Impact Statement (“EIS”) for the Springpole Project submitted in November 2024. The Duparquet Gold Project is a PEA stage development asset located on the Destor-Porcupine Fault in the prolific Abitibi region of Quebec. We also own a 30% project interest in the Pickle Crow Gold Project (being advanced in partnership with Firefly Metals Ltd.) and a large equity interest in Seva Mining Corp., which is advancing the Cameron Gold Project.

First Mining is publicly listed on the Toronto Stock Exchange (“TSX”) under the trading symbol “FF”, on the Frankfurt Stock Exchange under the symbol “FMG”, and in the US on the OTC-QX under the trading symbol “FFMGF”. Our management team has decades of experience in evaluating, exploring and developing mineral assets.

Contents

Notice of 2026 Annual General Meeting of Shareholders	iv
2026 Management Information Circular	1
Notice & Access Process	1
About the Meeting	2
Voting	4
Particulars of the Matters to be Acted Upon	9
Corporate Governance	16
Statement of Executive Compensation	24
Equity Compensation Plan Information	43
Indebtedness of Directors and Executive Officers	43
Management Contracts	43
Additional Information	44
Board Approval	44
Appendix A

ii

Dear Shareholder:

It is my pleasure to invite you to our 2026 annual general meeting of shareholders to be held on Tuesday, June 9, 2026 at 10:00 a.m. (Pacific Time) (the "Meeting”). The Meeting will be held at our offices at 1188 West Georgia Street, 3rd Floor Boardroom, Vancouver, British Columbia V6E 4A2.

The Meeting is your opportunity to vote on various items of business, meet our board of directors and management team, and hear first-hand about our operations, our performance over the past year and our future plans. Please take some time to read the accompanying management information circular because it includes important information about the Meeting, voting, the nominated directors, our governance practices and how we compensate our executives and directors.

Your vote is very important. You can vote online or by phone, fax, mail, or in person at the Meeting.

If you have any questions and/or need assistance in voting your shares, please contact Paul Morris, Director, Investor Relations, at 1.844.306.8827 or by e-mail: info@firstmininggold.com.

Thank you for your continued support as we move our business forward.

Yours sincerely,

(signed) “Keith Neumeyer”

Keith Neumeyer

Chairman of the Board

Vancouver, British Columbia

April 21, 2026

iii

Notice of 2026 Annual General Meeting of Shareholders

When

Tuesday, June 9, 2026 at 10:00 a.m. (Pacific Time)

Where

3rd Floor Boardroom at 1188 West Georgia Street, Vancouver, British Columbia V6E 4A2.

We will cover five items of business at our 2026 annual general meeting (the "Meeting”):

•	Receive our audited consolidated financial statements for the financial year ended December 31, 2025 and the auditor’s report thereon;

•	Fix the number of directors to be elected at the Meeting at five;

•	Elect five directors to our board of directors to hold office until the next annual general meeting of shareholders;

•	Re-appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as our independent auditor for the ensuing year and authorize our directors to set the auditor’s pay;

•	Transact such other business that is properly brought before the Meeting or any adjournment or adjournments thereof.

Record date

The record date for the Meeting is April 21, 2026. The record date is the date for the determination of the registered holders of our Common Shares entitled to receive notice of, and to vote at, the Meeting and any adjournment or postponement of the Meeting.

Your vote is important

This notice is accompanied by the Circular and either a form of proxy for registered shareholders or a voting instruction form for beneficial (i.e. non-registered) shareholders. If previously requested, a copy of our audited consolidated annual financial statements and the accompanying management’s discussion and analysis (“MD&A”) for the year ended December 31, 2025 will also accompany this notice (collectively, the "Meeting Materials”). Copies of our annual and/or interim financial statements and MD&A are also available under our SEDAR+ profile at www.sedarplus.ca, on our website at www.firstmininggold.com/investors/reports-filings/financials, or by request made to First Mining Gold Corp. As described in the notice and access notification that we have mailed to our shareholders, we are using the notice and access method for delivering this notice and the Meeting Materials to our shareholders, which substantially reduces the paper used in printing this notice and the Meeting Materials as well as printing and mailing costs. This notice and the Meeting Materials will be available on our website at www.firstmininggold.com/investors/agm/agm-materials and under our SEDAR+ profile at www.sedarplus.ca.

iv

The Circular contains important information about the Meeting, who can vote and how to vote. Please read the Circular carefully before voting.

If you will not be attending the meeting in person, we request that you read, date and sign the accompanying proxy and deliver it to our transfer agent, Computershare Investor Services Inc. (“Computershare”). If a shareholder does not deliver a proxy to Computershare, Attention: Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, by 10:00 a.m. (Pacific Time) on Friday, June 5, 2026 (or before 48 hours, excluding Saturdays, Sundays and holidays, before any adjournment of the Meeting at which the proxy is to be used), then the shareholder will not be entitled to vote at the Meeting by proxy.

If you would like us to send you a paper copy of the Meeting Materials, please contact Paul Morris, our Director, Investor Relations, at 1.844.306.8827 or by e-mail: info@firstmininggold.com. In order for you to receive the Meeting Materials in advance of the proxy deposit deadline date and the date of the Meeting, we must receive requests for printed copies of the Meeting Materials at least ten business days in advance of the proxy deposit deadline date and time.

BY ORDER OF THE BOARD OF DIRECTORS,

(signed) “Daniel W. Wilton”

Daniel W. Wilton

Chief Executive Officer and Director

Vancouver, British Columbia

April 21, 2026

v

2026 Management Information Circular

You have received this management information circular (the “Circular”) because our records indicate you held common shares (“Common Shares”) of First Mining as of the close of business on April 21, 2026 (the “Record Date”) and we are sending this Circular to you in connection with the 2026 annual general meeting of our shareholders to be held on Tuesday, June 9, 2026 (the “Meeting”).

Throughout this document, the terms we, us, our, the Company and First Mining mean First Mining Gold Corp. and its subsidiaries, in the context.

We encourage you to vote at the Meeting in person or by proxy. On behalf of management of the Company, we will be soliciting votes for this Meeting and any meeting that is reconvened if it is postponed or adjourned. The cost of solicitation will be borne by the Company.

This Circular is dated April 21, 2026. Unless otherwise stated, all information in this Circular is current as of April 21, 2026, and all dollar figures are in Canadian dollars.

The notice and access notification regarding the Meeting is being mailed to you on May 1, 2026 with a proxy or voting instruction form, in accordance with applicable laws.

Notice & Access Process

We are using the notice and access model (“Notice and Access”) provided under National Instrument 54 – 101 Communication with Beneficial Owners of Securities of a Reporting Issuer for the delivery to our shareholders of the Notice of Meeting, this Circular, the audited consolidated annual financial statements of First Mining for the year ended December 31, 2025 and the accompanying management’s discussion and analysis thereon (collectively, the “Meeting Materials”).  We have adopted the Notice and Access delivery model in order to further our commitment to environmental sustainability and to reduce our printing and mailing costs.

Under Notice and Access, instead of receiving printed copies of the Meeting Materials, shareholders receive a Notice and Access notification containing details regarding the date, location and purpose of the Meeting, as well as information on how they can access the Meeting Materials electronically. Shareholders with existing instructions on their account to receive printed materials will receive a printed copy of the Meeting Materials.

How to request printed Meeting Materials

Shareholders can request that printed copies of the Meeting Materials be sent to them by postal delivery at no cost to them up to one year from the date of the filing of this Circular on SEDAR+.

Registered shareholders may make their request by contacting Paul Morris, Director, Investor Relations, at 1.844.306.8827 or by e-mail: info@firstmininggold.com.

Non-registered shareholders may make their request online at www.proxyvote.com or by telephone Toll Free at 1.877.907.7643 (North America) by entering the 16-digit control number located on their voting instruction form and following the instructions provided. If a non-registered shareholder does not have a control number, please call 1.303.562.9305 (English) or 1.303.562.9306 (French).

To receive the Meeting Materials in advance of the proxy deposit deadline date and the date of the Meeting, First Mining must receive requests for printed copies of the Meeting Materials at least ten business days in advance of the proxy deposit deadline date and time.

2025 Management Information Circular – Page 1

About the Meeting

Items of business

1. Receive our audited consolidated annual financial statements for the financial year ended December 31, 2025 and the auditor’s report thereon (see page 9).

Our audited consolidated annual financial statements for the financial year ended December 31, 2025, and the auditor’s report thereon are available on our website at www.firstmininggold.com/investors/reports-filings/financials and under our SEDAR+ profile at www.sedarplus.ca.

2. Fix the number of directors to be elected at the Meeting at five (see page 9).

Our board of directors (the "Board”) currently consists of five directors and we propose to fix the number of directors at five for the ensuing year.

3. Elect five directors to our Board to hold office for the ensuing year (see page 9).

We have nominated the following individuals for election as directors for the ensuing year:

Our transfer agent and registrar is Computershare Investor Services Inc. (“Computershare”). They will act as scrutineer of the Meeting and will be responsible for counting the votes on our behalf.
•	Keith Neumeyer
•	Raymond Polman
•	Daniel W. Wilton
•	Richard Lock
•	Leanne Hall

Each of the above five director nominees is well qualified to serve on our Board and has expressed his or her willingness to do so. Our directors are elected to hold office until our next annual general meeting, unless the person ceases to be a director before then.

4. Re-appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as our independent auditor for the ensuing year and authorize our directors to set the auditor’s pay (see page 15).

We have nominated PricewaterhouseCoopers LLP (“PwC”) for re-appointment as our independent auditor to serve until our next annual general meeting.

5. Transact such other business that is properly brought before the Meeting (see page 15).

We will also consider other matters that properly come before the Meeting. As of the date of this Circular, we are not aware of any other items of business to be considered at the Meeting, other than as set forth above.

2025 Management Information Circular – Page 2

Quorum and approval

We need a quorum of shareholders to transact business at the Meeting. Under our articles, a quorum is two or more persons who are, or represent by proxy, shareholders holding, in the aggregate, at least 5% of the Common Shares entitled to be voted at the Meeting.

We require a simple majority (50% plus 1) of the votes cast at the Meeting to approve all items of business, unless otherwise stated.

Record date

We have fixed April 21, 2026 as the Record Date for determining the registered shareholders who will be entitled to notice of the Meeting, and any adjournment or postponement of the Meeting, and who will be entitled to vote at the Meeting.

Shares and outstanding principal holders

Our authorized capital consists of an unlimited number of Common Shares without par value, each carrying the right to one vote, and an unlimited number of Preferred Shares issuable in series. On a vote by show of hands, every person present at the Meeting who is a shareholder or proxyholder and entitled to vote on the matter has one vote and, on a poll, every shareholder entitled to vote on the matter has one vote in respect of each Common Share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

We had a total of 1,383,947,524 Common Shares outstanding at the close of business on the Record Date. There are no Preferred Shares outstanding.

To the knowledge of our directors and executive officers, no persons or companies beneficially own, or control or direct, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to all outstanding Common Shares as of the Record Date.

Our Common Shares are listed on:

•	the TSX under the symbol “FF”;
•	the US OTC-QX market under the symbol “FFMGF”; and
•	the Frankfurt Stock Exchange under the symbol “FMG”.

Interest of certain persons in matters to be acted upon

Other than as described elsewhere in this Circular, none of the following individuals has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors:

•	each person who has been a director or executive officer of the Company at any time since January 1, 2025;

•	the nominees for director; or

•	any associate or affiliate of any of the above.

2025 Management Information Circular – Page 3

Interest of informed persons in material transactions

We are not aware of any informed person (as defined in National Instrument 51-102 Continuous Disclosure Obligations) of the Company, or any proposed director, or any associate or affiliate of the foregoing, who has a direct or indirect material interest in any transaction we entered into since January 1, 2025 or any proposed transaction, which has materially affected or would materially affect the Company or its subsidiaries.

Voting

Who can vote?

You are entitled to receive notice of and vote at the Meeting if you held Common Shares as of the close of business on April 21, 2026, the Record Date for the Meeting.

How to vote?

You can vote by proxy or you can attend the Meeting and vote your Common Shares in person.

Voting by proxy is the easiest way to vote because you are appointing someone else (called your proxyholder) to attend the Meeting and vote your Common Shares for you.

There are different ways to submit your voting instructions, depending on whether you are a registered or non-registered shareholder.

The voting process is different depending on whether you are a registered shareholder or a non-registered shareholder.

You’re a registered shareholder if your name appears on your share certificate or direct registration statement (DRS).

You’re a non-registered shareholder if your bank, trust company, securities broker, trustee or other financial institution holds your Common Shares (your nominee).

This means the Common Shares are registered in your nominee’s name, and you are the beneficial shareholder.

Registered Shareholders

You are a registered shareholder if you hold Common Shares registered in your name and evidenced by either a share certificate or direct registration statement (DRS).

Voting by proxy

Keith Neumeyer, Chairman of the Board, or failing him, Daniel W. Wilton, Chief Executive Officer, have agreed to act as the First Mining proxyholders.

You can appoint someone other than First Mining’s proxyholders to represent you at the Meeting and vote on your behalf. If you want to appoint someone else, print the name of the person you wish to appoint as your proxyholder in the space provided on the enclosed proxy form. This person need not be a shareholder.

Your proxyholder must vote your Common Shares or withhold your vote, as applicable, according to your instructions on any ballot that may be called for and, if you specify a choice on any matter to be acted upon, your Common Shares will be voted accordingly. If there are other items of business that properly come before the Meeting, or amendments or variations to the items of business, your proxyholder has the discretion to vote as he or she sees fit.

2025 Management Information Circular – Page 4

If you appoint the First Mining proxyholders but do not tell them how to vote your Common Shares, your Common Shares will be voted as follows:

•	FOR fixing the number of directors at five;
•	FOR electing the five nominated directors listed on the proxy form and in this Circular; and
•	FOR re-appointing PwC as the independent auditor and FOR authorizing the Board to set the auditor’s pay.

This is consistent with the voting recommendations by management and the Board. If there are other items of business that properly come before the Meeting, or amendments or variations to the items of business, the First Mining proxyholders will vote according to management’s recommendation.

If you appoint someone other than the First Mining proxyholders to be your proxyholder, that person must attend and vote at the Meeting for your vote to be counted.

A proxy will not be valid unless it is signed by the registered shareholder, or by the registered shareholders’ attorney with proof that they are authorized to sign. If you represent a registered shareholder who is a corporation or association, your proxy should have the seal of the corporation or association and must be executed by an officer or an attorney who has written authorization. If you execute a proxy as an attorney for an individual registered shareholder, or as an officer or attorney of a registered shareholder who is a corporation or association, you must include the original or a notarized copy of the written authorization for the officer or attorney, with your proxy form.

If you are voting by proxy, you may vote:

•	on the internet;
•	by telephone;
•	by fax; or
•	by mail.

Computershare must receive your proxy by 10:00 a.m. (Pacific Time) on Friday, June 5, 2026 or at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the province of British Columbia) prior to the time set for any adjournment or postponement of the Meeting. The Chairman of the Meeting has the discretion to accept late proxy forms without notice.

Voting your proxy using the internet

This is the most efficient and convenient way to vote your Common Shares.

Go to www.investorvote.com and follow the instructions on the screen. You will need to input your 15-digit control number, which appears on the first page of your proxy form.

Voting your proxy by telephone

You may vote your Common Shares using the telephone by dialling the following toll-free number from a touch tone telephone: 1.866.732.8683. If you vote using the telephone, you will need your 15-digit control number, which appears on the first page of your proxy form.

2025 Management Information Circular – Page 5

Voting your proxy by fax or mail

Complete your proxy form, including the section on declaration of residency, sign and date it, and send it to Computershare by fax to 1.866.249.7775 (within North America) or 1.416.263.9524 (outside North America) or mail it to:

Computershare Investor Services Inc.

Attention: Proxy Department

100 University Avenue, 8th Floor

Toronto, ON M5J 2Y1

Attending the Meeting and voting in person

If you will be attending the Meeting in person, do not complete the enclosed proxy form. Instead, simply register with a representative from Computershare when you arrive at the Meeting.

Non-Registered Shareholders

Only registered shareholders of First Mining, or the persons they appoint as their proxyholders, are permitted to vote at the Meeting. Most shareholders of First Mining are non-registered shareholders because the Common Shares they own are not registered in their names and appear on an account statement provided by their bank, broker or financial advisor. Common Shares beneficially owned by a non-registered shareholder are registered either:

•

in the name of an intermediary (“Intermediary”) that the non-registered shareholder deals with in respect of the non-registered shareholder’s Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or

•	in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. or The Depository Trust & Clearing Corporation) of which the Intermediary is a participant.

Non-registered shareholders fall into two categories: those who object to their identity being known to the Company (“OBOs”) and those who do not object to their identity being made known to the Company (“NOBOs”). The Company will assume the costs of delivery of proxy-related materials for the Meeting to OBOs. The Company is not sending proxy-related materials directly to NOBOs.

In accordance with applicable securities law requirements, First Mining has distributed copies of the Notice and Access notification, the Meeting Materials and the form of proxy (which includes a place to request copies of this Circular and annual and/or interim financial statements and MD&A or to waive the receipt of such documents) to the Intermediaries and clearing agencies for distribution to non-registered shareholders.

Intermediaries are required to forward the Notice and Access notification to non-registered shareholders unless a non-registered shareholder has requested paper copies (in which case the Intermediary will forward the Meeting Materials to the non-registered shareholder). Intermediaries often use service companies to forward the Notice and Access notification and Meeting Materials to non-registered shareholders.

2025 Management Information Circular – Page 6

Voting using the voting instruction form or proxy form

Generally, non-registered shareholders who have not waived the right to receive the Meeting Materials will either:

•

be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the non-registered shareholder and returned to the Intermediary or its service company, will constitute your voting instructions (often called a “voting instruction form” or a “VIF”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one or two-page pre-printed form; or

•

be given a proxy form which has already been signed by the Intermediary (typically, by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the non-registered shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the non-registered shareholder when submitting the proxy.

In either case, the purpose of these procedures is to enable non-registered shareholders to direct the voting of the Common Shares of First Mining that they beneficially own.

If you are a non-registered shareholder, you should carefully follow the instructions of your Intermediary in order to submit the voting instructions for your Common Shares, including those regarding when and where the completed VIF or proxy form (as applicable) is to be delivered.

Your Intermediary may have also provided you with the option of voting by telephone or through the internet. Your Intermediary must receive your voting instructions in sufficient time for your Intermediary to act on them. We strongly encourage all non-registered shareholders to submit their voting instructions to their Intermediary online at www.proxyvote.com with plenty of time before the cut-off. Computershare must receive proxy vote instructions from your Intermediary by no later than 10:00 a.m. (Pacific Time) on Friday, June 5, 2026, or at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of British Columbia) prior to the time set for any adjournment or postponement of the Meeting.

Attending the Meeting and voting in person

If you wish to vote in person at the Meeting, insert your name in the space provided for the proxyholder appointment in the VIF or proxy form (as applicable), and return it as instructed by your Intermediary. Do not complete the voting section of the VIF or proxy form, since you will vote in person at the Meeting. Your Intermediary may have also provided you with the option of appointing yourself or someone else to attend and vote on your behalf at the Meeting through the internet. When you arrive at the Meeting, make sure you register with a representative from Computershare so your voting instructions can be taken at the Meeting.

Your Intermediary must receive your voting instructions in sufficient time for your Intermediary to act on them. Computershare must receive proxy vote instructions from your Intermediary by no later than 10:00 a.m. (Pacific Time) on Friday, June 5, 2026, or at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of British Columbia) prior to the time set for any adjournment or postponement of the Meeting.

How to change your vote?

The process for changing your vote after it has been submitted differs for registered and non-registered shareholders.

2025 Management Information Circular – Page 7

Registered Shareholders

You can revoke your proxy by sending a new completed proxy form with a later date, or a written notice of revocation signed by you, or by your attorney if he or she has your written authorization. You can also revoke your proxy in any manner permitted by law.

If you represent a registered shareholder who is a corporation or association, your written notice of revocation must have the seal of the corporation or association and must be executed by an officer or an attorney who has their written authorization. The written authorization must accompany the written notice of revocation.

We must receive the written notice of revocation any time up to and including the last business day before the day of the Meeting, or the day the Meeting is reconvened if it was postponed or adjourned.

Send the signed written notice to:

First Mining Gold Corp.

Suite 2070 – 1188 West Georgia Street

Vancouver, British Columbia V6E 4A2

Attention: Richard Huang, Vice President Corporate Development & Corporate Secretary

You can also give your written notice to the Chairman of the Meeting on the day of the Meeting. If the Meeting has already started, your new voting instructions can only be executed for items that have not yet been voted on.

If you’ve sent in your completed proxy form and since decided that you want to attend the Meeting and vote in person, you need to revoke the proxy form before you are able to vote at the Meeting.

Non-Registered Shareholders

You can revoke your prior voting instructions by providing new instructions on a VIF or proxy form with a later date, or at a later time in the case of voting by telephone or through the internet, provided that your new instructions are received by your Intermediary in sufficient time for your Intermediary to act on them before 10:00 a.m. (Pacific Time) on Friday, June 5, 2026, or at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of British Columbia) prior to the time set for any adjournment or postponement of the Meeting.

Who processes the votes?

Our transfer agent, Computershare, or its authorized agents count and tabulate the votes on our behalf.

2025 Management Information Circular – Page 8

Particulars of the Matters to be Acted Upon

1. Receipt of audited consolidated financial statements

Our audited consolidated annual financial statements for the financial year ended December 31, 2025, and the auditor’s report thereon will be presented to the Meeting. A copy is available on our website at www.firstmininggold.com/investors/reports-filings/financials and under our SEDAR+ profile at www.sedarplus.ca.

The audited consolidated annual financial statements, auditor’s report thereon and management’s discussion and analysis (“MD&A”) for the financial year ended December 31, 2025 have been mailed to registered shareholders who have indicated to us that they wish to receive these documents.

2. Fix the number of directors to be elected at the Meeting at five

Our Board presently consists of five directors and we propose to fix the number of directors at five for the ensuing year. If there are more nominees for election then there are vacancies to fill, those nominees receiving the greatest number of votes will be elected until all such vacancies have been filled.

In the absence of instructions to the contrary, the First Mining proxyholders will vote the Common Shares represented by each form of proxy, properly executed, FOR fixing the number of directors at five for the ensuing year.

3. Election of directors for the ensuing year

We have nominated the five current directors of the Company as the five individuals to stand for re-election as directors, based on their mix of skills and experience that we believe are necessary to effectively fulfill the Board’s duties and responsibilities. Each of our directors is elected annually and holds office until the end of the next annual general meeting of shareholders, unless that person ceases to be a director before then. Each of the nominated directors has confirmed his willingness to serve on the Board for the next year.

In the absence of instructions to the contrary, the First Mining proxyholders will vote the Common Shares represented by each form of proxy, properly executed, FOR each of the five nominees for director listed in this Circular.

About the Nominated Directors

The following three pages provide information on the five director nominees as of the date of this Circular, including:

•	their province or state and country of residence;

•	their position with the Company;

•	the period or periods during which each has served as a director of the Company;

•	their membership on committees of the Board;

•	their principal occupation, business or employment; and

•

the current equity ownership consisting of securities of the Company beneficially owned, or controlled or directed, directly or indirectly, by each director and by each director’s associates or affiliates (certain of the aforementioned information has been provided to us by the nominees themselves).

2025 Management Information Circular – Page 9

Director	Board committees	Principal occupation or employment for past five years
Keith Neumeyer Zug, Switzerland Chairman since March 30, 2015	Audit Committee Compensation Committee (chair) Corporate Governance & Nominating Committee

Director and Chairman of First Mining since March 2015 (founder of the Company)

Founder and Chief Executive Officer of First Majestic Silver Corp. since January 2026 (mining Company)

Director of First Majestic Silver Corp. since December 1998 (mining company)

Founder, President and Chief Executive Officer of First Majestic Silver Corp. November 2001 to January 2026 (mining company)

Ownership of Securities:	43,739,313 shares 1,459,500 DSUs	5,375,000 options 8,125,000 warrants
Director	Board committees	Principal occupation or employment for past five years
Raymond L. Polman, CPA, CA, ICD.D British Columbia, Canada Director since March 30, 2015	Audit Committee (chair) Corporate Governance & Nominating Committee

Director of First Mining since March 2015

May 2022 to present – Director of First Majestic Silver Corp. (mining company)

February 2007 to December 2021 – Chief Financial Officer of First Majestic Silver Corp. (mining company)

Ownership of Securities:	3,490,833shares 499,500 DSUs	4,595,000 options 514,000 warrants

2025 Management Information Circular – Page 10

Director	Board committees	Principal occupation or employment for past five years
Daniel W. Wilton British Columbia, Canada Director since January 7, 2019	None

Chief Executive Officer and a Director of First Mining since January 7, 2019

December 2018 to present – Director of South Star Battery Metals Corp. (mining company)

September 2021 to present – Director of Providence Living (non-profit residential care provider)

August 2020 to June 2022 – Director of Treasury Metals Inc. (now NexGold Mining Corp., mining company)

September 2010 to June 2021 – Director and Vice Chair of Providence Health Care (non-profit health care provider)

Ownership of Securities:	15,568,328 shares 6,101,489 RSUs 3,227,500 warrants	9,800,000 options 4,150,000 PSUs
Director	Board committees	Principal occupation or employment for past five years
Richard Lock Montana, U.S.A. Director since April 1, 2020	Audit Committee Corporate Governance & Nominating Committee (chair)

Director of First Mining since April 2020

Director of Intrepid Metals Corp. since December 2024 (mining company)

April 2022 to present – Chief Executive Officer and a Director of Oroco Resource Corp. (mining company)

January 2020 to April 2022 – Senior Vice President and Project Director (NorthMet Project) of Poly Met Mining, Inc., a wholly-owned subsidiary of PolyMet Mining Corp. (mining company)

Ownership of Securities:	920,653 shares NIL DSUs	3,475,000 options 130,000 warrants

2025 Management Information Circular – Page 11

Director	Board committees	Principal occupation or employment for past five years
Leanne Hall Ontario, Canada Director since October 30, 2020	Compensation Committee

Director of First Mining since October 30, 2020

November 2024 to Present – Founder, SevGen Consulting

March 2024 to Present – Independent Consultant

December 2019 to March 2024 – Chief Executive Officer of Creative Fire (100% owned Indigenous strategy, engagement, research and data analytics firm)

Ownership of Securities:	296,000 shares 40,000 DSUs	2,900,000 options

No proposed director is being elected under any arrangement or understanding between the proposed director and any other person or company.

Corporate Cease Trade Orders or Bankruptcies, Penalties or Sanctions

No proposed director:

•

is, as of the date of this Circular, or has been within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including ours) that: (a) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an “order”) that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or (b) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

•

is, as of the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including ours) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

•

has within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

2025 Management Information Circular – Page 12

None of the proposed directors:

•	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority;

•	has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director; or

•	has entered into a settlement agreement with any securities regulatory authority.

Skills and Experience

We believe it is important for directors to have experience in senior management, governance, compensation, finance, environment, health and safety, and to participate with public company boards as an advisor, director or member of management to effectively fulfill their duties and responsibilities as a member of our Board.

Our Board reviews the slate of nominated directors every year to determine whether it still reflects the mix of skills, background and experience it believes is necessary for fulfilling its duties and responsibilities in overseeing First Mining’s strategic direction, management and affairs.

Experience	Keith Neumeyer	Daniel Wilton	Raymond Polman	Richard Lock	Leanne Hall
Accounting & Financial Literacy(1)	X	X	X	X
Capital Markets, Strategic Planning, Corporate Finance & M&A(2)	X	X	X	X
Executive Management / Senior Officer Experience(3)	X	X	X	X	X
Human Resources & Compensation(4)	X	X		X	X
International Business(5)	X	X	X	X	X
Mining & Mineral Exploration(6)	X	X	X	X
Mine Construction, Commissioning and Operations(7)	X			X
Health & Safety(8)	X			X
Risk Management(9)	X	X	X	X
Government Relations(10)	X	X		X	X
Indigenous Relations(11)		X			X
Environmental, Social, and Governance(12)	X	X	X	X	X
Information Technology & Cybersecurity(13)	X	X	X		X
Innovation(14)	X		X		X

NOTES:

(1)	Accounting & Financial Literacy: Ability to understand: (i) financial statements and reporting (including familiarity with IFRS); (ii) financial controls and measures; and (iii) financial planning
(2)

Capital Markets, Strategic Planning, Corporate Finance, and M&A: Experience analyzing, evaluating and implementing corporate development opportunities, including mergers, acquisitions, joint ventures and other partnerships; experience in corporate finance with knowledge of debt and equity markets.

2025 Management Information Circular – Page 13

(3)

Executive Management and Senior Officer Experience: Experience leading a public or large private company, or a significant functional area or division within a large organization, with responsibility for strategic decision-making and operational execution.

(4)

Human Resources and Compensation: Ability to oversee executive compensation, talent management and retention, succession planning, and corporate culture, ensuring alignment with stakeholder expectations and governance best practices.

(5)

International Business: Experience navigating through multiple jurisdictions, regulatory difference in different country, economic factors, political stability, logistics and foreign direct investment.

(6)	Mining Industry & Mineral Exploration: Experience in the mining industry including commercial aspects of the business, mining markets, permitting, strategic planning, mineral analysis and exploration.
(7)	Mine Construction, Commissioning and Operations: Technical experience with mine engineering, construction, commissioning and operations, regulatory compliance, risk management operational excellence.
(8)

Health & Safety: Experience in health and safety within mining operations, exploration and/or development in oversight roles at the board level, with knowledge of industry best practices and regulatory requirements.

(9)

Risk Management: Knowledge and experience identifying, assessing, and mitigating corporate and operational risks, including financial, regulatory, geopolitical and other risk specific to the mining industry.

(10)

Government Relations: Understanding of: (i) legislative and decision-making process of governments; and (ii) experience engaging with government entities, including policy advocacy and industry lobbying efforts.

(11)	Indigenous Relations: Experience in building and managing relationships with Indigenous communities, including engagement, consultation, and collaboration.
(12)

Environmental, Social and Governance: Experience evaluating and managing environmental risks including environmental risk mitigation, sustainability initiatives, stakeholder management.Experience in regulatory compliance within the mining industry, including, corporate compliance, and governance obligations for public companies.

(13)

Information Technology and Cybersecurity: Ability to understand how technology aligns with business goals, supports growth and overall governance including knowledge on cybersecurity identification, assessment and mitigation of threats vulnerabilities. Experience with data protection and privacy, technology trends and incident response and recovery.

(14)

Innovation:Knowledge on emerging technology, industry trends, strategic vision and creativity to inform strategic decisions. Experience with change management, integration and scalability with external entities.

In addition, Raymond Polman and Leanne Hall successfully completed the ICD-Rotman Directors Education Program in 2023.

We believe that the directors who have been nominated for election at the Meeting are well qualified to represent the interests of shareholders and appropriately address our business needs, and we recommend that our shareholders vote FOR the five director nominees set out herein.

Advance Notice Provisions

Pursuant to Article 14.2 of First Mining’s Articles, any additional director nominations for an annual general meeting must be received by the Company, not less than 30 nor more than 65 days prior to the date of the meeting. Unless nominations are received in accordance with our Articles by May 10, 2026, being the date which is 30 days prior to the Meeting, management’s nominees for election as directors set forth above shall be the only nominees eligible to stand for election at the Meeting.

2025 Management Information Circular – Page 14

Majority Voting Policy

Our Board has adopted a majority voting policy. Unless there is a contested election, a director who receives more withhold votes than votes “for”, will immediately submit his or her resignation to the Board. The corporate governance and nominating committee of the Board (the "Corporate Governance & Nominating Committee”) will review the matter and recommend to the Board whether to accept the resignation. The resignation will be effective once it has been accepted by the Board. The director will not participate in any deliberations on the matter. We expect to accept the resignation unless there is some special circumstance that warrants the director stay on the Board. In any case, the Board shall determine whether or not to accept the resignation within 90 days of the relevant annual shareholders’ meeting and the Company will promptly issue a news release communicating the Board’s decision. If the Board determines not to accept a resignation, the news release will fully state the reasons for that decision.

4. Appointment of auditor

At the Meeting, shareholders will be asked to appoint First Mining’s auditor for the ensuing year. Our current auditor, PwC, will be nominated at the Meeting for re-appointment as the Company’s auditor at such remuneration to be fixed by the Board.

In the absence of instructions to the contrary, the First Mining proxyholders will vote the Common Shares represented by each form of proxy, properly executed, FOR re-appointing PwC as our independent auditor for the ensuing year, and FOR authorizing the directors to fix the auditor’s pay.

5. Other business

As of the date of this Circular, we are not aware of any other items of business to be considered at the Meeting other than as set forth above. If other items of business are properly brought before the Meeting, the First Mining proxyholders intend to vote on such items in accordance with management’s recommendation.

2025 Management Information Circular – Page 15

Corporate Governance

National Policy 58-201 Corporate Governance Guidelines establishes corporate governance guidelines that apply to all public companies (the "Guidelines”) and has been used by First Mining in adopting its corporate governance practices. National Instrument 58-101 Disclosure of Governance Practices requires us to disclose in this Circular certain information regarding our corporate governance guidelines.

Our Board and management consider good corporate governance to be an integral part of the effective and efficient operation of Canadian corporations. Our approach to corporate governance is set out below.

Our Board

Management is nominating five individuals to the Board, all of whom are current directors of the Company.

The Guidelines suggest that the board of directors of every public company should be constituted with a majority of individuals who qualify as “independent” directors under National Instrument 52-110 Audit Committees (“NI 52-110”), which provides that a director is independent if he or she has no direct or indirect “material relationship” with the Company. The "material relationship” is defined as a relationship which could, in the view of the Company’s Board, reasonably interfere with the exercise of a director’s independent judgement.

All current members of the Board, including the Chairman of our Board, are considered “independent” within the meaning of NI 52-110, except for Daniel W. Wilton, who is the Chief Executive Officer (“CEO”) of First Mining.

Our Board has a stewardship responsibility to supervise the management of and oversee the conduct of the business of the Company, provide leadership and direction to management, evaluate management, set policies appropriate for First Mining’s business and approve corporate strategies and goals. The day-to-day management of the business and affairs of First Mining is delegated by the Board to the CEO. The Board will give direction and guidance through the CEO to management and will keep management informed of its evaluation of First Mining’s senior officers in achieving and complying with goals and policies established by the Board.

Our Board recommends nominees to the shareholders for election as directors, and immediately following each annual general meeting appoints an Audit Committee, a Compensation Committee, a Corporate Governance & Nominating Committee and a chairperson for each committee. The Board establishes and periodically reviews and updates the committee mandates, duties and responsibilities of each committee, elects a chairperson of the Board and establishes his or her duties and responsibilities, appoints the CEO of First Mining and establishes his or her duties and responsibilities, and on the recommendation of the CEO, appoints First Mining’s senior officers and approves the senior management structure of the Company. The mandate of our Board is to manage or supervise management of the business and affairs of the Company and to act with a view to the best interests of the Company. In doing so, the Board oversees the management of First Mining’s business and affairs directly and through its committees. A copy of the Board Mandate is set out at Appendix “A”.

2025 Management Information Circular – Page 16

The Chairman of the Board plays a critical role in managing and supervising the business and affairs of First Mining, and in overseeing management. The Chairman is responsible for ensuring that the Board focuses on our strategic performance, ensuring the Board represents and protects the Company’s long term best interests, helping set the tone and culture of the Company, managing relationships, and ensuring the Board adopts and complies with procedures enabling it to effectively and efficiently conduct its work independently from management.

Our Board exercises its independent supervision over management by its policies whereby: (a) periodic meetings of the Board are held to obtain an update on significant corporate activities and plans; and (b) all material transactions of the Company are subject to prior approval of the Board. Our Board meets at least four times each year, and endeavours to hold at least one meeting in each fiscal quarter. In addition, the independent members of the Board meet regularly each year, at which meetings the non-independent directors and members of management are not in attendance. The Board will also meet at any other time at the call of the CEO, or subject to our Articles, of any director. In addition, in order to facilitate open and candid discussion among the independent directors of the Board, at the end of each Board meeting, the Chairman asks if any director would like to hold an in camera session of independent directors only, and if an in camera session of independent directors is requested as a result, all non-independent directors and members of management leave the meeting prior to the commencement of the in camera session unless any such persons are requested by the Board to remain for the in camera session. Since January 1, 2025, in camera sessions of independent directors have been held during two Board meetings, with the CEO requested by the Board to attend one of these in camera sessions.

Other directorships

The following is a list of each current and proposed director of the Company who is also a director of other reporting issuers (or equivalent) in a Canadian or foreign jurisdiction:

Name of Director	Name of other reporting issuer	Listed exchange of reporting issuer
Keith Neumeyer	First Majestic Silver Corp. (director)	NYSE & TSX
Raymond Polman	First Majestic Silver Corp. (director)	NYSE & TSX
Daniel W. Wilton	South Star Battery Metals Corp. (director)	TSX-V
Richard Lock	Oroco Resource Corp. (director) Intrepid Metals Corp. (director)	TSX-V TSX-V

2025 Management Information Circular – Page 17

Meeting attendance

As set out in the Board Mandate, each director is expected to attend all Board meetings. The following table below shows current director attendance at Board and Board committee meetings held between January 1, 2025 and the date of this Circular:

Director	Board Meetings	Committee Meetings
		Audit Committee	Corporate Governance & Nominating Committee	Compensation Committee
Keith Neumeyer	9 of 9	4 of 4	1 of 1	5 of 5
Raymond Polman	9 of 9	4 of 4	1 of 1	N/A
Daniel W. Wilton	9 of 9	N/A	N/A	\/A
Richard Lock	8 of 9	4 of 4	1 of 1	5 of 5
Leanne Hall	9 of 9	N/A	N/A	5 of 5

Notes:

•	The following directors have served as Board committee chairs since the last AGM:

•	Raymond Polman– chair of the Audit Committee.

•	Keith Neumeyer(1)– chair of the Compensation Committee.

•	Leanne Hall(1)– chair of the Compensation Committee

•	Richard Lock – chair of the CorporateGovernance & Nominating Committee.

(1) Keith Neumeyer ceased to be chair of the Compensation Committee and Leanne Hall was appointed chair of the Compensation Committee effective as of June 11, 2025

Orientation and continuing education

Prospective new Board members are provided a reasonably detailed level of background information, verbal and documentary, on First Mining’s affairs and plans prior to obtaining their consent to act as a director.

Our Board provides training courses to the directors as needed, to ensure that the Board is complying with current legislative and business requirements.

2025 Management Information Circular – Page 18

Position Descriptions

A written position description has been developed by the Company for the Chairman of the Board, a copy of which is available on our website at: https://firstmininggold.com/corporate/#governance-documents.

Other than with respect to the foregoing, the Board does not feel that it is necessary at this time to formalize position descriptions for the Chair of each committee of the Board or the CEO in order to delineate their respective responsibilities. Accordingly, the roles of the Chair of each committee of the Board and the role of the CEO of the Company are delineated on the basis of customary practice. The Board delineates the role and responsibilities of the Chief Executive Officer through its direct and ongoing oversight and assessment of management’s development and execution of corporate strategy. The primary responsibilities of the CEO are to lead the general direction, development and management of the business and affairs of the Company in accordance with the corporate strategy and objectives approved by the Board, including to develop and recommend to the Board a strategic direction for the Company, and when approved, implement this direction.

Ethical business conduct

Our Board encourages and promotes a culture of ethical business conduct through communication and supervision as part of their overall stewardship responsibility. In addition, our Board has adopted a Code of Business Conduct and Ethics (the "Code”) to be followed by First Mining’s directors, officers, employees and principal consultants and those of its subsidiaries. The Code is also to be followed, where appropriate, by the Company’s agents and representatives, including consultants where specifically required. The purpose of the Code is to, among other things, promote honest and ethical conduct, avoid conflict of interest, protect confidential information and comply with the applicable government laws and securities rules and regulations. It is the responsibility of all directors, officers and employees to report violations, or suspected violations, of the Code to the Company’s Corporate Secretary who is required to report regularly to the Board on the results and resolution of complaints concerning violations of the Code.

A copy of the Code is available on our website at https://firstmininggold.com/corporate/#governance-documents.

Director term limits and Board renewal

We have not adopted term limits for directors on our Board or other formal mechanisms of Board renewal. The Company and the Board have considered term limits and believe that:

•	longer tenure does not impair a director’s ability to act independently of management;

•	imposing term limits could result in the loss of contributions of longer serving directors who have developed significant depth of knowledge and understanding of the Company;

•	regular evaluation of Board skills and experience, as set out in our Board Mandate, rather than arbitrary term limits, will result in better Board performance; and

•	experience of Board members is a valuable asset to shareholders because of the complex issues that the Board faces.

2025 Management Information Circular – Page 19

Our Board currently assesses each director in order to ensure that the Board is balanced between highly experienced directors with long-term knowledge and those with a fresh perspective.

Diversity

The Diversity Policy, as adopted in 2019, sets out the guidelines by which First Mining and our Board will endeavour to achieve diversity throughout the Company. To this end, our Board is dedicated to cultivating an environment where individual differences are respected, the ability to contribute and access employment opportunities is based on performance, skill and merit, and appropriate attitudes, behaviours and stereotypes are confronted and eliminated. The Company has considered the arguments in favour of and against quotas and, at this time, has decided against adopting quotas. However, management and the Board will consider diversity as an element of the overall selection criteria of candidates and our Board is proactively monitoring the Company’s performance in meeting the standards outlined in the Diversity Policy. In addition, we will attempt to interview at least one female and/or minority candidate for each vacancy on the Board.

Our Diversity Policy requires that, each year, First Mining report on the proportion of female and minority personnel in senior executive positions and on our Board in the Company’s management information circular. As of the date of this Circular, one of our five directors (1/5 or 20%), Leanne Hall, is female and none have self-identified as being part of a minority. In addition, two (2) members of First Mining’s management team (2/10 or 20%), namely Lisa Peterson, the Company’s Chief Financial Officer (“CFO”) and Hazel Mullin, the Company’s Director, Data Management and Technical Services, are female. Three members of our management team (4/10 or 40%) have self-identified as being part of a minority, namely Lisa Peterson, the Company’s CFO, James Maxwell, the Company’s Vice President, Exploration & Project Operations, Richard Huang, the Company Vice President, Corporate Development & Corporate Secretary and Vincy Benjamin, the Company Director, Projects.

Equity Ownership Policy

We have adopted an Equity Ownership Policy in order to align the interests of our officers and directors with those of our shareholders by requiring such persons to own a significant number of Common Shares. Each of the non-executive directors is required to hold Common Shares having a value of at least three times the value of the annual base retainer. The CEO is required to hold Common Shares having a value of at least three times his or her annual base salary, while all other Officers of the Company are required to hold Common Shares having a value of at least one times his or her annual base salary. The ownership guidelines will be deemed to be satisfied following the date on which the price paid by the director or officer for Common Shares or the fair market value of the Common Shares equals or exceeds the ownership threshold. For the purpose of calculating the value of the Common Shares held, RSUs, whether vested or not vested are included; however, unexercised stock options (whether vested or not vested) and Common Shares issuable upon the exercise of share purchase warrants or any other convertible securities of First Mining are not counted toward the share ownership guidelines set out in the Equity Ownership Policy. Individuals are required to comply with the share ownership guidelines by the fifth anniversary of the date of the individual’s date of hire or appointment. If a participant fails to comply with the policy, a retention ratio requirement would apply to the participant on future vesting of stock options or RSUs. The full text of the Equity Ownership Policy is available on the Company’s website at: https://firstmininggold.com/corporate/#governance-documents.

2025 Management Information Circular – Page 20

Summary Equity Ownership Table

The following table sets forth equity ownership information for the Directors and Named Executive Officers for the purposes of this Information Circular.

Name (1)	Number of Common Shares	Number of RSUs	Value of Common Shares and RSUs(2)	Share Ownership Requirement(3)	Requirement Met?	Date of Compliance Requirement
Officers
Daniel W. Wilton CEO	15,468,328	5,741,489	$8,843,666	$1,200,000	Yes	January 2024
Lisa Peterson CFO	521,195	2,762,395	$580,652	$307,500	Yes (4)	September 2027
Stephen Lines Vice President Sustainability	225,074	1,550,086	$285,500	$277,000	Yes (4)	January 2029
James Maxwell Vice President Exploration & Project Operations	1,178,633	1,600,086	$796,280	$287,000	Yes (4)	January 2029
Richard Huang Vice President Corporate Development & Corporate Secretary	1,021,230	1,391,738	$690,498	$266,000	Yes (4)	April 2030
Non-Executive Directors
Keith Neumeyer	41,405,313	Nil	$21,944,816	$166,500	Yes	March 2020
Raymond Polman	2,653,333	Nil	$1,406,266	$166,500	Yes	March 2020
Richard Lock	620,653	Nil	$328,946	$166,500	Yes (5)	May 2026
Leanne Hall	65,000	Nil	$34,450	$166,500	No (5)	May 2026

Notes:

(1)

All Common Share and RSU numbers in this table are as of December 31, 2025, and all calculations have been done based on the individual’s base salary or annual base retainer, as applicable, as of December 31, 2025.

(2)

Calculated as at December 31, 2025. In the case of Common Shares for each individual other than D. Wilton and K. Neumeyer, calculated using the higher of: (i) $0.53, being the closing price of the Common Shares as of the last trading day of 2025; and (ii) the average price at which the individual acquired his or her Common Shares. In the case of Common Shares held by D. Wilton and K. Neumeyer, calculated using $0.53, being the closing price of the Common Shares as of the lasting trading day of 2025. In the case of RSUs, calculated using the value attributed to such RSUs on their award date.

(3)

Each of the non-executive directors is required to hold Common Shares having a value of at least three times the value of the annual base retainer. The CEO is required to hold Common Shares having a value of at least three times his or her base salary, while the CFO, Vice President Sustainability, Vice President Exploration and Project Operations, and Vice President Corporate Development & Corporate Secretary are required to hold Common Shares having a value of at least one times his or her base salary. For the purpose of calculating the value of the Common Shares, RSUs, whether vested or not vested, are included.

2025 Management Information Circular – Page 21

(4)

Ms. Peterson joined the Company on September 16, 2022, and, in accordance with the Company's Equity Ownership Policy, is required to comply with the share ownership guidelines by the fifth anniversary of her date of hire. Mr. Lines and Mr. Maxwell were promoted to an Officer of the Company on January 19, 2024, and, in accordance with the Company’s Equity Ownership Policy are required to comply with the share ownership guidelines by the fifth anniversary of when they were appointed an Officer of the Company. Mr. Huang was promoted to an Officer of the Company on April 1, 2025, and, in accordance with the Company’s Equity Ownership Policy is required to comply with the share ownership guidelines by the fifth anniversary of when he was appointed an Officer of the Company.

(5)

In accordance with the Company's Equity Ownership Policy, each of Mr. Lock and Ms. Hall are required to comply with the share ownership guidelines by the fifth anniversary of May 11, 2021, being the effective date of the Equity Ownership Policy.

Nomination of directors

The Corporate Governance & Nominating Committee, comprised of independent directors, has primary responsibility for the nomination of new directors. New candidates are identified to the Board for nomination by an informal process of discussion and consensus – building on the need for additional directors, the specific attributes being sought, likely prospects, and timing. Prospective directors are not formally approached until consensus among the Board is reached. This process takes place among the Chairman and a majority of the non-executive directors.

Compensation Committee

The Compensation Committee is a committee comprised of at least three directors whose primary purpose is to enable First Mining to recruit, retain and motivate employees and ensure conformity between compensation and other corporate objectives and review and recommend for Board consideration, all compensation packages, both present and future, for the Company’s management and directors (including annual retainer, meeting fees, bonuses and option grants) including any severance packages. A majority of the members shall not be officers or employees of First Mining and shall be unrelated, independent directors.

Members of the Compensation Committee shall be appointed or reappointed at the Board meeting which follows the Company’s annual general meeting and from among the appointees to the Compensation Committee, the Board shall appoint a chairperson of the committee (the "Compensation Committee Chairperson”). The duties of the Compensation Committee Chairperson include overseeing the proper functioning of the Compensation Committee to ensure the proper discharge of its duties, to schedule meetings and to ensure timely reporting to the Board.

The Compensation Committee meets as often as may be necessary or appropriate in its judgment.

In exercising its mandate, the Compensation Committee sets the standards for the compensation of directors, employees and officers based on industry data and with the goal to attract, retain and motivate key persons to ensure the long-term success of First Mining. Compensation generally includes the three following components: (i) base salary; (ii) annual bonus based on performance; and (iii) grant of equity incentives. The Compensation Committee takes into account the fact that the Company’s operations are located in North America and that the Company is therefore subject to increased competition in the market for its key personnel while also taking into account the performance and objectives set forth for the Company.

The Compensation Committee is accountable to the Board and reports to the Board at its next regular meeting all deliberations and actions it has taken since any previous report. Minutes of Compensation Committee meetings will be available for review by any member of the Board on request to the Compensation Committee Chairperson.

2025 Management Information Circular – Page 22

The current members of the Compensation Committee are: Leanne Hall (current Compensation Committee Chairperson), Keith Neumeyer and Richard Lock, all of whom are independent.

Corporate Governance & Nominating Committee

The purpose of the Corporate Governance & Nominating Committee is to monitor and to generally be responsible for developing the Company’s governance policies and guidelines and overseeing their implementation and administration. The Corporate Governance & Nominating Committee is also responsible for reviewing the performance of individual directors, and of the Board as a whole.

Annually, following the annual general meeting of the Company, the Board elects from its members not less than three directors to serve on the Corporate Governance & Nominating Committee. Each member holds office until the close of the next annual general meeting of the Company or until the member resigns or is replaced, whichever first occurs. The Board appoints one of the directors on the Corporate Governance & Nominating Committee as the chairperson (the "Corporate Governance & Nominating Committee Chairperson”), whose duties include overseeing the proper functioning of the Corporate Governance & Nominating Committee to ensure the proper discharge of its duties, to schedule meetings and to ensure timely reporting to the Board.

The Corporate Governance & Nominating Committee meets as often as may be necessary or appropriate in its judgment.

The members of the Corporate Governance & Nominating Committee are Richard Lock (current Corporate Governance & Nominating Committee Chairperson), Raymond Polman and Keith Neumeyer, all of whom are independent.

Assessments

Our Board annually reviews its own performance and effectiveness as well as the effectiveness and performance of its committees. Effectiveness is subjectively measured by comparing actual corporate results with stated objectives. The contributions of individual directors are informally monitored by other Board members, bearing in mind the business strengths of the individual and the purpose of originally nominating the individual to the Board.

Our Board monitors the adequacy of information given to directors, communication between Board and management and the strategic direction and processes of the Board and its committees.

Our Board believes its corporate governance practices are appropriate and effective for the Company, given its size and operations. First Mining’s corporate governance practices allow the Company to operate efficiently, with checks and balances that control and monitor management and corporate functions without excessive administrative burden.

2025 Management Information Circular – Page 23

Audit Committee

As required by NI 52-110, information about our Audit Committee is provided in the our most recent annual information form dated March 30, 2026, which is available under our SEDAR+ profile at www.sedarplus.caand on our website at https://firstmininggold.com/investors/reports-filings/annual-information-form/ .

Statement of Executive Compensation

Named executive officers

During our most recently completed financial year, we had five Named Executive Officers (“NEOs”) being Daniel W. Wilton, our CEO, Lisa Peterson, our CFO, Stephen Lines, our Vice President, Sustainability, James Maxwell, our Vice President Exploration and Project Operations, and Richard Huang, our Vice President Corporate Development and Corporate Secretary.

“Named Executive Officer” or “NEO” means: (a) our CEO; (b) our CFO; (c) each of the three most highly compensated executive officers of the Company; including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of our most recently completed financial year whose total compensation was, individually, more than $150,000; and (d) each individual who would be an NEO under (c) above but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of our most recently completed financial year.

Unless stated otherwise, all of the information in this section “Statement of Executive Compensation” is as of December 31, 2025, being the last day of First Mining’s most recently completed financial year.

Compensation discussion and analysis

Executive Compensation

Our executive compensation program is strategically designed to attract, retain, and motivate top-tier executives essential for driving sustained high performance, growth, and shareholder value. This market-competitive program emphasizes performance-based rewards and aligns executive interests with those of our shareholders. We regularly benchmark our practices against our peer group to ensure ongoing competitiveness.

NEO’s compensation is comprised of salary and/or contractor payments, performance-based bonuses (paid in cash and/or shares) and grants of awards under our Amended and Restated Share-Based Compensation Plan. The objectives and reasons for this system of compensation are generally to allow First Mining to remain competitive compared to its peers in attracting and retaining experienced personnel.

All salaries and/or consulting fees are to be set on a basis of a review and comparison of compensation paid to executives at similar companies.

Our Board considers risk management when implementing First Mining’s compensation program, and the Board and the Compensation Committee do not believe that our compensation program results in unnecessary or inappropriate risk-taking including risks that are likely to have a material adverse effect on First Mining.

2025 Management Information Circular – Page 24

Our NEOs are eligible to receive annual bonuses based in part on corporate objectives. The table below lists the key performance indicators (“KPIs”) and the performance score for the year ended December 31, 2025:

Target (KPI)	Target (KPI) Weighting	Performance Score
Share price performance (versus Peer Group)	30%	60%
Health, safety and environmental performance	5%	5%
Agreements with Indigenous Communities	20%	20%
Transaction with Strategic Investor / Asset Partner	20%	0%
Springpole Environmental Assessment: Completion of Information Request Federal Environmental Assessment Approval	20%	10%
Financial Stewardship and Liquidity	5%	25%

Independent Review of Compensation

The Compensation Committee and the Board undertake periodic reviews of First Mining’s compensation program, internally and externally, to assess how our program compares to industry peers, and to assess the effectiveness of the compensation program in attracting and retaining quality personnel. In 2025, First Mining retained Bedford Resources Inc. (“Bedford Resources”), an independent compensation consulting firm, to assist the Company in reviewing its compensation practices for non-executive directors, and executive officers, and to make recommendations to improve the Company’s approach to compensation.

2025 Management Information Circular – Page 25

Peer Group

Pursuant to independent review of compensation mandate, in 2020 Lane Caputo reviewed executive and director compensation of the Company. In 2023 and 2025 the Company engaged Bedford Resources to provide a report (the "Bedford Resources Report”) on the executive and director compensation based on a peer group of comparator companies (the "Peer Group”) to reflect the evolving business of the Company. Bedford Resources used various considerations in the Peer Group, including companies of a similar size, stage of development and industry focus, with a similar market capitalization and operating in the same regional geography – all as compared to the First Mining as at the date of the report. Since the date of the Bedford Resources Report, certain companies in the Peer Group were acquired by other public companies or no longer considered development companies within similar jurisdictions. Accordingly, the current Peer Group which was considered by the Compensation Committee was as follows:

Amex Exploration Inc.	NexGold Mining Corp.	Snowline Gold Corp.
Banyan Gold Corp.	Osisko Development Corp.	STLLR Gold Inc.
Gold X2 Mining Inc.	Perpetua Resources Corp.	Thesis Gold Inc.
Liberty Gold Corp.	Radisson Mining Resources Inc.	Troilus Gold Corp.
Mayfair Gold Corp.	Skeena Resources Ltd.	Vista Gold Corp.

As a result of this review, the Committee removed Probe Gold Inc. as it was acquired by Fresnillo plc and delisted from the TSX in January 2026. Fury Gold Mines Inc. and Wallbridge Mining Company Ltd. were removed as their market cap and size of projects were no longer comparable to the Company. The additions of Banyan Gold Corp., Osisko Development Corp., and Snowline Gold Corp., were made as they were advancing gold projects within similar jurisdictions and size.

The Compensation Committee considered the advice, guidance and recommendations provided in the prior year Bedford Report as part of its deliberations on its recommendations to the Board with respect to remuneration paid to First Mining’s executive officers (including base salary, cash bonuses and grants of Options, RSUs and PSUs) and non-executive directors (including retainer fees, Options and DSUs) for the years ended December 31, 2025.

The table below discloses the fees paid by the Company for executive compensation consulting services for the two most recently completed financial years.

Category	Year ended December 31, 2025	Year ended December 31, 2024
Executive Compensation Related Fees	$22,000(1)	Nil
All Other Fees	Nil	Nil

(1) Paid to Bedford Resources.

2025 Management Information Circular – Page 26

Performance graph

The following graph compares the cumulative total shareholder return for $100 invested in our Common Shares from January 1, 2021 to December 31, 2025 (i.e. our five most recently completed financial years) against the cumulative total shareholder return of the S&P/TSX Composite Index, the S&P/TSX Global Mining Index and the Market Vectors Junior Gold Miners ETF (USD) for the same period, assuming the reinvestment of all dividends (if applicable). Cumulative Value of $100 investment from January 1, 2021 to December 31, 2025:

	31-Dec-21	31-Dec-22	31-Dec-23	31-Dec-24	31-Dec-25
First Mining Gold Corp.	$118	$78	$53	$47	$133
% change in fiscal year	-25%	-33%	-33%	-11%	342%
S&P/TSX Composite Index (1)	$124	$114	$123	$145	$182
% change in fiscal year	22%	-9%	8%	18%	28%
S&P/TSX Global Mining Index (1)	$126	$132	$137	$140	$206
% change in fiscal year	2%	5%	4%	2%	82%
Market Vectors Junior Gold Miners ETF (USD)	$99	$84	$90	$101	$210
% change in fiscal year	-23%	-15%	6%	13%	166%

Notes:

(1)	The numbers for this item assume the reinvestment of all dividends.

The share price valuation of gold explorers, developers and producers fluctuates with changes in the underlying commodity prices, ETF and index rebalances and other external factors. Executive compensation was not intended to directly reflect share price performance driven by such externalities.  Alignment with our shareholders is nonetheless achieved by awarding a significant portion of compensation in the form of long-term equity-based incentives.

2025 Management Information Circular – Page 27

Share-based and option-based awards

Our Board is responsible for granting options and share-based awards to the NEOs.  These grants are designed to reward our NEOs for success on a similar basis as our shareholders.  When new awards are granted, the Board takes into account the previous grants, the number of awards currently held, position, overall individual performance, anticipated contribution to First Mining’s future success and the individual’s ability to influence corporate and business performance.  The purpose of granting these awards is to assist the Company in compensating, attracting, retaining and motivating our officers, directors and employees and to closely align the personal interest of such persons to the interests of our shareholders.

Under our Amended and Restated Share-Based Compensation Plan, the Board has discretion to set the exercise price of stock options, provided that the exercise price may not be lower than the market price of the Common Shares as of the date of the grant of the stock option.

Risk assessment and oversight

As is commensurate with companies of a similar size and at a similar stage of development, during our financial year ended December 31, 2025, our Board did not actively consider the implications of the risks associated with First Mining’s compensation policies and practices.

Prohibitions on hedging and speculation

Pursuant to our Securities Trading Policy, our NEOs and directors are not permitted to take any speculative or derivative positions or purchase financial instruments, including without limitation, prepaid variable forward contracts, instruments for the short sale or purchase or sale of call or put options, equity swaps, spread bets, contracts for different, collars or units of exchange funds or other derivative securities that are designed to or that may reasonably be expected to have the effect of hedging or offsetting a decrease in the market value of any of First Mining’s securities.  A copy of our Securities Trading Policy is available on our website at www.firstmininggold.com.

Compensation governance

The Compensation Committee consists of three members:  Leanne Hall (current Compensation Committee Chairperson), Richard Lock and Keith Neumeyer, all of whom are considered independent.  The Compensation Committee, on behalf of the Board, monitors the compensation of our executive officers.

The following summary describes the mandate and responsibilities of our Compensation Committee as it relates to NEO compensation:

•

to review and approve corporate goals and objectives relevant to NEO compensation, including the evaluation and performance of the CEO in light of those corporate goals and objectives, and to make recommendations to the Board with respect to NEO compensation levels (including the award of any cash bonuses or share ownership opportunities);

•

to consider the implementation of short and long-term incentive plans, including equity-based plans, proposed by management, to make recommendations to the Board with respect to these plans and to annually review such plans after their implementation; and

•	to annually review any other benefit plans proposed by management and to make recommendations to the Board with respect to their implementation.

All members of the Compensation Committee have direct experience which is relevant to their responsibilities as a member of the Compensation Committee.  All members are or have held senior executive roles within public companies and therefore have a good understanding of compensation programs.  They also have good financial understanding which allows them to assess the costs versus benefits of compensation plans.  The members’ combined experience in the resource sector provides them with the understanding of First Mining’s success factors and risks, which is very important when determining metrics for measuring success.

2025 Management Information Circular – Page 28

The following table contains a summary of the compensation paid or accrued to our NEOs during First Mining’s three most recently completed financial years:

Summary compensation table

Name and principal position	Year	Salary (1) ($)	Share- based awards (2) ($)	Option- based awards (3) ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation (5) ($)	Total compensation ($)
					Annual Incentive plans (4) ($)	Long- term incentive plans
Daniel W. Wilton CEO	2025	$400,000	$443,929	$78,125	$480,000	N/A	N/A	$3,200	$1,405,254
	2024	$390,000	$549,767	$77,232	$100,000	N/A	N/A	Nil	$1,116,999
	2023	$350,000	$452,014	$100,508	Nil	N/A	N/A	Nil	$902,521
Lisa Peterson CFO (6)	2025	$126,378	$282,867	$50,000	$130,000	N/A	N/A	$163,050	$752,294
	2024	$300,000	$269,668	$66,199	$65,000	N/A	N/A	Nil	$700,866
	2023	$261,080	$238,551	$85,432	$65,000	N/A	N/A	Nil	$650,062
Darren Prins Interim CFO (7)	2025	$105,000	Nil	Nil	Nil	N/A	N/A	Nil	$105,000
Stephen Lines Vice President, Sustainability (8)	2025	$277,000	$173,585	$43,750	$167,000	N/A	N/A	$9,418	$670,753
	2024	$270,000	$190,011	$55,166	$60,000	N/A	N/A	$9,720	$584,896
	2023	$250,000	$110,638	$75,381	$40,000	N/A	N/A	$9,000	$485,019
James Maxwell Vice President, Exploration & Project Operations (9)	2025	$287,000	$178,978	$43,750	$173,000	N/A	N/A	$11,480	$694,208
	2024	$280,000	$190,011	$55,166	$60,000	N/A	N/A	Nil	$585,176
	2023	$250,000	$110,638	$75,381	$40,000	N/A	N/A	$6,000	$482,019
Richard Huang Vice President, Corporate Development and Corporate Secretary (10)	2025	$266,000	$164,955	$43,750	$241,000	N/A	N/A	$10,108	$725,813
	2024	$250,000	$172,893	$55,166	$60,000	N/A	N/A	$11,500	$549,559
	2023	$225,000	$110,638	$75,381	$40,000	N/A	N/A	$7,216	$458,235

Notes:

(1)	All dollar amounts in this table and in the footnotes below are reflected in Canadian dollars.
(2)	The fair value of share-based awards is determined as of their grant date, based on the closing price of the Company’s common shares on such grant date.

2025 Management Information Circular – Page 29

(3)	The fair value of option-based awards is determined by the Black-Scholes Option Pricing Model with the following weighted average assumptions:

	2025	2024	2023
Weighted average fair value at grant date:	$0.063	$0.055	$0.101
Risk-free interest rate:	2.81	3.57%	3.23%
Expected dividend yield:	Nil	Nil	Nil
Expected volatility:	57.78%	57.09%	65.33%
Forfeiture rate	3.50%	7.50%	7.50%
Expected life of option:	5 years	5 years	5 years

The method of calculation is in accordance with IFRS 2 and is consistent with the method used in our annual audited consolidated financial statements.

(4)

The amounts in this column consist of cash bonuses granted in respect of the Company’s performance that were earned during the applicable financial year and paid out in the first quarter of the subsequent year. Details on the cash bonuses for 2025 that are included in the above table are discussed further below. In 2024 and 2023, Mr. Wilton, Ms. Peterson, Mr. Lines, Mr. Maxwell and Mr. Huang elected to receive RSUs in lieu for a portion or all of their cash bonus in respect of the Company’s performance in 2024 and 2023.

(5)

These amounts relate to the payout of unused vacation days that remained as of the end of the calendar year and that exceeded the number of vacation numbers permitted to be carried over into the following year under the Company’s vacation policy. In the case of Ms. Peterson, during 2025 she received a maternity leave top-up, which is included in all other compensation.

(6)

Ms. Peterson was appointed as the Company’s CFO effective September 16, 2022 and was appointed Corporate Secretary on July 21, 2023. On March 31, 2025, she resigned as CFO & Corporate Secretary due to a temporary leave of absence. She returned as CFO in November 13, 2025.

(7)	On April 1, 2025, Mr. Prins was appointed Interim CFO. He resigned as Interim CFO effective November 12, 2025 upon the return of Ms. Peterson.
(8)	Mr. Lines was appointed as Vice President, Sustainability, and an officer of the Company effective January 19, 2024.
(9)	Mr. Maxwell was appointed as Vice President, Exploration and Project Operations and an officer of the Company effective January 19, 2024.
(10)	Mr. Huang was appointed as Vice President, Corporate Development and Corporate Secretary and an officer of the Company effective April 1, 2025.

2025 Cash Bonuses Paid in Q1 2026

Subsequent to the end of the Company’s most recently completed financial year, on February 11, 2026, the Company granted cash bonuses to our NEOs in respect of the Company’s performance in 2025.  Each cash bonus was a percentage of the NEO’s annual salary, and was paid out to each NEO in mid-February 2026:

Name	Bonus Amount	Percentage of 2025 Salary
Daniel W. Wilton CEO	$480,000	120%
Lisa Peterson CFO	$130,000	103%
Stephen Lines Vice President, Sustainability	$167,000	60%
James Maxwell Vice President, Exploration & Project Operations	$173,000	60%
Richard Huang Vice President, Corporate Development & Corporate Secretary	$241,000	91%

2025 Management Information Circular – Page 30

Options Granted in Q1 2026

Subsequent to December 31, 2025, the Company granted the following stock options to our NEOs on February 17, 2026:

Name	Number of Options	Exercise Price	Grant Date	Expiry Date
Daniel W. Wilton CEO	400,000	$0.58	February 17, 2026	February 17, 2031
Lisa Peterson CFO	350,000	$0.58	February 17, 2026	February 17, 2031
Stephen Lines Vice President, Sustainability	320,000	$0.58	February 17, 2026	February 17, 2031
James Maxwell Vice President, Exploration & Project Operations	345,000	$0.58	February 17, 2026	February 17, 2031
Richard Huang Vice President, Corporate Development & Corporate Secretary	320,000	$0.58	February 17, 2026	February 17, 2031

Each of the above stock options is subject to the following vesting schedule:

•	25% vested immediately on the grant date;
•	25% will vest on the date that is 6 months after the grant date;
•	25% will vest on the date that is 12 months after the grant date; and
•	25% will vest on the date that is 18 months after the grant date.

Restricted Share Units Granted in Q1 2026

On February 17, 2026, the Company granted the following RSUs to our NEOs:

Name	Number of RSUs	Grant Date
Daniel W. Wilton CEO	360,000	February 17, 2026
Lisa Peterson CFO	152,500	February 17, 2026
Stephen Lines Vice President, Sustainability	250,000	February 17, 2026
James Maxwell Vice President, Exploration & Project Operations	250,000	February 17, 2026
Richard Huang Vice President, Corporate Development & Corporate Secretary	250,000	February 17, 2026

Each of the above RSUs is subject to the following vesting schedule:

•	one third will vest on February 17, 2027;

•	one third will vest on February 17, 2028; and

•	one third will vest on February 17, 2029.

2025 Management Information Circular – Page 31

Performance Share Units Granted in Q1 2026

On February 17, 2026, the Company granted the following PSUs to our NEOs:

Name	Number of PSUs	Grant Date
Daniel W. Wilton CEO	350,000	February 17, 2026
Lisa Peterson CFO	100,000	February 17, 2026
Stephen Lines Vice President, Sustainability	200,000	February 17, 2026
James Maxwell Vice President, Exploration & Project Operations	200,000	February 17, 2026
Richard Huang Vice President, Corporate Development & Corporate Secretary	200,000	February 17, 2026

Each of the above PSUs shall vest on February 17, 2029, in accordance with the PSU Agreement.

Narrative discussion

Employment Agreement with Daniel W. Wilton (CEO)

On January 1, 2021, First Mining and Mr. Wilton entered into an amended and restated employment agreement (the "Wilton Agreement”) which superseded the previous employment agreement between First Mining and Mr. Wilton.  Pursuant to the Wilton Agreement, effective January 1, 2022: (i) Mr. Wilton’s annual base salary was increased to $340,000 per year; (ii) if Mr. Wilton is terminated for a reason other than cause, his vested options shall be exercisable until the date that is 12 months from the date of termination of his employment and the Company shall pay Mr. Wilton a lump sum equal to 12 months of his base salary at the time of termination plus an additional two months of base salary for each year of service completed after the first anniversary of his hire date up to a maximum of 24 months’ base salary, plus an additional amount that is equal to 50% of the aggregate of the total cash bonuses (including, for greater certainty, the grant date value of any RSUs granted in lieu of a cash bonus otherwise payable) received by Mr. Wilton in the two full calendar years immediately preceding the termination of his employment; and (iii) if there is a Change of Control and Mr. Wilton is terminated for a reason other than cause, the Company shall pay Mr. Wilton a lump sum equal to 24 months of his base salary at the time of such termination, plus an additional amount equal to the aggregate of the total cash bonuses paid to Mr. Wilton in the two full calendar years immediately preceding the termination of his employment, and all unvested Awards held by Mr. Wilton at that time shall immediately become fully vested.  If Mr. Wilton wishes to resign, he would need to provide the Company with at least 2 months’ advance written notice.

On February 11, 2026, following a recommendation from the Compensation Committee, First Mining increased Mr. Wilton’s annual base salary to $410,000 per year, with such increase retroactive to January 1, 2026.

2025 Management Information Circular – Page 32

Employment Agreement with Lisa Peterson (CFO)

Pursuant to an employment agreement dated July 29, 2022, entered into between Lisa Peterson and First Mining (the "Peterson Agreement”), Ms. Peterson was hired as First Mining’s Chief Financial Officer, effective September 16, 2022. Under the Peterson Agreement: (i) Ms. Peterson’s received an annual base salary of $250,000 per year; (ii) if Ms. Peterson is terminated for a reason other than cause, her vested options shall be exercisable until the date that is 12 months from the date of termination of her employment and the Company shall pay Ms. Peterson a lump sum equal to 6 months of her base salary at the time of termination plus an additional 1 month of base salary for each year of service completed after the first anniversary of her hire date up to a maximum of 24 months’ base salary, plus an additional amount that is equal to 50% of the aggregate of the total cash bonuses (including, for greater certainty, the grant date value of any RSUs granted in lieu of a cash bonus otherwise payable) received by Ms. Peterson in the two full calendar years immediately preceding the termination of her employment; and (iii) if there is a Change of Control and Ms. Peterson is terminated for a reason other than cause, the Company shall pay Ms. Peterson a lump sum equal to 18 months of her base salary at the time of such termination, plus an additional amount equal to the aggregate of the total cash bonuses paid to Ms. Peterson in the two full calendar years immediately preceding the termination of her employment, and all unvested Awards held by Ms. Peterson at that time shall immediately become fully vested.  If Ms. Peterson wishes to resign, she would need to provide the Company with at least 2 months’ advance written notice.

On February 11, 2026, following a recommendation from the Compensation Committee, First Mining increased Ms. Peterson’s annual base salary to $315,500 per year, with such increase retroactive to January 1, 2026.

Employment Agreement with Stephen Lines (Vice President, Sustainability)

On January 19, 2024, First Mining and Mr. Lines entered into an amended and restated employment agreement (the "Lines Agreement”), which superseded the previous employment agreement between First Mining and Mr. Lines. Pursuant to the Lines Agreement, effective January 19, 2024: (i) Mr. Lines’ annual base salary was increased to $260,000 per year; (ii) if Mr. Lines is terminated for a reason other than cause, the Company shall pay Mr. Lines a lump sum equal to 6 months of his base salary, plus 1 month for each year of service completed after the first anniversary of his hire date, up to a maximum of 24 months’ base salary, and Mr. Lines’ vested options shall be exercisable until the date that is 12 months from the date of termination of his employment; (iii) if there is a Change of Control and Mr. Lines is terminated for a reason other than cause, the Company shall pay Mr. Lines a lump sum equal to 18 months of his base salary at the time of such termination, plus an additional amount equal to the aggregate of the total cash bonuses (including, for  greater certainty, the grant date value of any RSUs granted in lieu of a cash bonus otherwise payable) paid to Mr. Lines in the two full calendar years immediately preceding the termination of his employment, and all unvested Awards held by Mr. Lines at that time shall immediately become fully vested.  If Mr. Lines wishes to resign, he would need to provide the Company with at least 2 months’ advance written notice.

On February 11, 2026, following a recommendation from the Compensation Committee, First Mining increased Mr. Lines’ annual base salary to $290,000 per year, with such increase retroactive to January 1, 2026.

2025 Management Information Circular – Page 33

Employment Agreement with James Maxwell (Vice President, Exploration & Project Operations)

On January 2, 2024, First Mining and Mr. Maxwell entered into an amended and restated employment agreement (the "Maxwell Agreement”), which superseded the previous employment agreement between First Mining and Mr. Maxwell. Pursuant to the Maxwell Agreement, effective January 19, 2024: (i)  Mr. Maxwell’s annual base salary was increased to $280,000 per year; (ii) if Mr. Maxwell is terminated for a reason other than cause, the Company shall pay Mr. Maxwell a lump sum equal to 6 months of his base salary, plus 1 month for each year of service completed after the first anniversary of his hire date up to a maximum of 24 months’ base salary, and Mr. Maxwell’s vested options shall be exercisable until the date that is 12 months from the date of termination of his employment; (iii) if there is a Change of Control and Mr. Maxwell is terminated for a reason other than cause, the Company shall pay Mr. Maxwell a lump sum equal to 18 months of his base salary at the time of such termination, plus an additional amount equal to the aggregate of the total cash bonuses (including, for greater certainty, the grant date value of any RSUs granted in lieu of a cash bonus otherwise payable) paid to Mr. Maxwell in the two full calendar years immediately preceding the termination of his employment, and all unvested Awards held by Mr. Maxwell at that time shall immediately become fully vested.  If Mr. Maxwell wishes to resign, he would need to provide the Company with at least 2 months’ advance written notice.

On February 11, 2026, following the recommendation of the Compensation Committee, First Mining increased Mr. Maxwell’s annual base salary to $300,000 per year, with such increase retroactive to January 1, 2026.

Employment Agreement with Richard Huang (Vice President, Corporate Development & Corporate Secretary)

On January 19, 2024, First Mining and Mr. Huang entered into an amended and restated employment agreement (the "Huang Agreement”), which superseded the previous employment agreement between First Mining and Mr. Huang. Pursuant to the Huang Agreement, effective January 19, 2024: (i) Mr. Huang’s annual base salary was increased to $250,000 per year; (ii) if Mr. Huang is terminated for a reason other than cause, the Company shall pay Mr. Huang a lump sum equal to 6 months of his base salary, plus 1 month for each year of service completed after the first anniversary of his hire date, up to a maximum of 24 months’ base salary, and Mr. Huang’s vested options shall be exercisable until the date that is 12 months from the date of termination of his employment; (iii) if there is a Change of Control and Mr. Huang is terminated for a reason other than cause, the Company shall pay Mr. Huang a lump sum equal to 18 months of his base salary at the time of such termination, plus an additional amount equal to the aggregate of the total cash bonuses (including, for greater certainty, the grant date value of any RSUs granted in lieu of a cash bonus otherwise payable) paid to Mr. Huang in the two full calendar years immediately preceding the termination of his employment, and all unvested Awards held by Mr. Huang at that time shall immediately become fully vested.  If Mr. Huang wishes to resign, he would need to provide the Company with at least 1 month advance written notice.

On February 11, 2026, following a recommendation from the Compensation Committee, First Mining increased Mr. Huang’ annual base salary to $280,000 per year, with such increase retroactive to January 1, 2026.

2025 Management Information Circular – Page 34

Stock Options

Calculating the value of stock options using the Black-Scholes option pricing model is very different from a simple “in-the-money” value calculation.  In fact, stock options that are well out-of-the-money can still have a significant “grant date fair value” based on a Black-Scholes option pricing model, especially where, as in the case of the Company, the price of the share underlying the option is highly volatile.

Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation.

Incentive plan awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out the outstanding option-based awards and share-based awards held by the NEOs of First Mining that were outstanding as at the end of our most recently completed financial year:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#) (1)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($) (2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(3)	Market or payout value of vested share-based awards not paid out or distributed ($)
Daniel W. Wilton CEO	1,250,000	$0.125	14-Feb-30	$506,250	3,900,000	$2,067,000	Nil
	1,400,000	$0.117	14-Feb-29	$578,200	3,001,994	$1,591,057	Nil
	5,000,000	$0.120	09-Jan-29	$2,050,000	Nil	N/A	Nil
	1,000,000	$0.190	14-Feb-28	$340,000	1,437,500	$761,875	Nil
	750,000	$0.265	03-Feb-27	$198,750	Nil	N/A	Nil
	750,000	$0.435	02-Feb-26	$71,250	Nil	N/A	Nil
Lisa Peterson (4) CFO	800,000	$0.125	14-Feb-30	$324,000	2,450,000	$1,298,500	Nil
	1,200,000	$0.117	14-Feb-29	$495,600	2,195,727	$1,163,735	Nil
	850,000	$0.190	14-Feb-28	$289,000	916,668	$485,834	Nil
	500,000	$0.215	16-Sep-27	$324,000	Nil	N/A	Nil
Stephen Lines (5) Vice President, Sustainability	600,000	$0.46	02-Dec-30	$42,000	Nil	N/A	Nil
	700,000	$0.125	14-Feb-30	$283,500	1,480,000	$784,400	Nil
	1,000,000	$0.117	14-Feb-29	$413,000	1,570,085	$832,145	Nil
	750,000	$0.190	14-Feb-28	$255,000	500,000	$265,000	Nil
	650,000	$0.265	03-Feb-27	$172,250	Nil	N/A	Nil
James Maxwell (6) Vice President, Exploration & Project Operations	700,000	$0.125	14-Feb-30	$283,500	1,530,000	$810,900	Nil
	1,000,000	$0.117	14-Feb-29	$413,000	1,570,085	$832,145	Nil
	750,000	$0.190	14-Feb-28	$255,000	500,000	$265,000	Nil
	150,000	$0.265	03-Feb-27	$39,750	310,000	$164,300	Nil
	600,000	$0.315	25-Oct-26	$75,000	Nil	N/A	Nil
Richard Huang (7) Vice President, Corporate Development & Corporate Secretary	600,000	$0.320	31-Oct-30	$126,000	Nil	N/A	Nil
	700,000	$0.125	14-Feb-30	$283,500	1,400,000	$742,000	Nil
	1,000,000	$0.117	14-Feb-29	$413,000	1,441,738	$764,121	Nil
	750,000	$0.190	14-Feb-28	$255,000	500,000	$265,000	Nil
	650,000	$0.265	03-Feb-27	$172,250	Nil	N/A	Nil
	100,000	$0.435	02-Feb-26	$9,500	Nil	N/A	Nil

Notes:

(1)

The Board has adopted the following vesting criteria for option grants: 25% vests immediately upon grant; 25% vests in 6 months following the date of grant; 25% vests in 12 months following the date of the grant and 25% vests in 18 months following the date of the grant.

(2)	This amount is the aggregate dollar amount of in-the-money unexercised options held at the end of 2025 based on the closing price of our Common Shares on the TSX on December 31, 2025, which was $0.53.
(3)	This amount is the aggregate dollar amount of the market value of share-based awards that have not vested, using the year-end share price of $0.53.
(4)	Ms. Peterson was appointed as the Company’s CFO effective September 16, 2022 and was appointed Corporate Secretary on July 21, 2023.
(5)	Mr. Lines was appointed as Vice President, Sustainability, and an officer of the Company effective January 19, 2024.
(6)	Mr. Maxwell was appointed as Vice President, Exploration and Project Operations and an officer of the Company effective January 19, 2024.
(7)	Mr. Huang was appointed as Vice President, Corporate Development and Corporate Secretary and an officer of the Company effective April 1, 2025.

2025 Management Information Circular – Page 35

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed financial year by each NEO:

Name	Option-based awards - Value vested during the year (1) ($)	Share-based awards - Value vested during the year (2) ($)	Non-equity incentive plan compensation - Value earned during the year (3) ($)
Daniel W. Wilton CEO	$31,300	$385,842	$480,000
Lisa Peterson CFO	$13,400	$75,650	$130,000
Stephen Lines Vice President, Sustainability	$11,500	$120,930	$167,000
James Maxwell Vice President, Exploration & Project Operations	$11,500	$120,930	$173,000
Richard Huang Vice President, Corporate Development & Corporate Secretary	$11,500	$110,934	$241,000

Notes:

(1)

This amount is based on the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. Amounts were computed using the dollar value that would have been realized by determining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date.

(2)	The amount is based on the aggregate dollar value that would have been realized upon vesting of share-based awards, using the market price at the vesting date.

(3)	The amounts consist of cash bonuses granted in respect of the Company’s performance in 2025 that were paid in Q1 2026.

2025 Management Information Circular – Page 36

Termination and change of control benefits

Other than set out below, we have not entered into any other contract, agreement, plan or arrangement that provides for payments to a NEO at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of First Mining or a change in an NEO’s responsibilities.

The NEOs in the table below have termination and change of control benefits provided for in their respective employment/consulting agreements.  The terms of each of the NEO’s employment/consulting agreements are described earlier in this Circular under the heading “Summary Compensation Table – Narrative Discussion”.

Termination Without Cause (No Change of Control)

The table below sets out the maximum amount First Mining could be obligated to pay in the event that an NEO was terminated without cause as of December 31, 2025, unrelated to a change of control.  We would also be obligated to pay the NEO’s actual accrued base salary and expenses up to the date of termination and continue the NEO’s option entitlements for the period set out in their respective employment agreements.

Name	Payment on Termination ($)	Bonus ($)	Vacation Pay ($)	Total Gross Payment on Termination ($)
Daniel W. Wilton CEO	$733,333	$427,500	$18,368	$1,179,201
Lisa Peterson CFO & Corporate Secretary	$205,000	$169,375	$1,333	$375,708
Stephen Lines Vice President, Sustainability	$230,833	$149,750	$26,038	$406,621
James Maxwell Vice President, Exploration & Project Operations	$215,250	$155,875	$18,368	$389,493
Richard Huang Vice President, Corporate Development	$221,667	$181,750	$15,428	$418,845

2025 Management Information Circular – Page 37

Termination Without Cause (Following a Change of Control)

The table below sets out the maximum amount First Mining could be obligated to pay in the event that an NEO was terminated without cause as of December 31, 2025, following a change of control.  We would also be obligated to pay the NEO’s actual accrued base salary and expenses up to the date of termination and continue the NEO’s option entitlements for the period set out in their respective employment agreements.

Name	Payment on Termination ($)	Bonus ($)	Vacation Pay ($)	Total Gross Payment on Termination ($)
Daniel W. Wilton CEO	$800,000	$855,000	$18,368	$1,673,368
Lisa Peterson CFO & Corporate Secretary	$461,250	$338,750	$1,333	$801,333
Stephen Lines Vice President, Sustainability	$415,500	$299,500	$26,038	$741,038
James Maxwell Vice President, Exploration & Project Operations	$430,500	$311,750	$18,368	$760,618
Richard Huang Vice President, Corporate Development	$399,000	$363,500	$15,428	$777,928

Director compensation

On January 26, 2022, following a recommendation from the Compensation Committee, our Board adopted a revised director compensation plan for its non-executive directors (the "2022 Director Compensation Plan”), replacing the previous director compensation plan that had been in effect since July 1, 2019.

The Board has established a flat fee structure for all independent directors. For 2025 the annual Board retainer paid to independent directors was $55,500. In addition to the board membership retainer, the Chair of the Board receives an additional $10,500 for serving as the Chair of the Board and the Chairs of each Board committee receives an additional $5,250 annually. Additionally, each non-executive director receives a meeting fee of $1,000 for each Board meeting and Board committee meeting attended by the director. Independent directors receive an additional $2,000 per year as reimbursement of out-of-pocket expenses incurred by the director, with receipts with respect to such expenses to be provided upon request by the Company. All fees under are paid out semi-annually, on January 1st and July 1st of each year. No director fees were paid in 2025 to Mr. Daniel W. Wilton, the Company’s CEO, for serving on the Board.

2025 Management Information Circular – Page 38

The following table sets forth the details of compensation provided to our directors, other than the NEOs, during our most recently completed financial year.  The value disclosed under option-based awards for directors represents the deemed dollar value of the options granted.  Except as may be noted below, no other compensation was paid to directors in their capacity as directors of First Mining or any of its subsidiaries, in their capacity as members of a committee of the Board or of a committee of the board of directors of its subsidiaries, or as consultants or experts, during our most recently completed financial year.

Name	Fees earned ($)	Share-based awards ($)	Option-based awards of ($) (1)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total compensation ($)
Keith Neumeyer	$83,335	$50,000	$106,250	N/A	N/A	Nil	$241,585
Raymond Polman	$74,750	N/A	$56,250	N/A	N/A	Nil	$131,000
Richard Lock	$78,750	N/A	$56,250	N/A	N/A	Nil	$135,000
Leanne Hall	$74,415	N/A	$56,250	N/A	N/A	Nil	$130,665

(1)

The fair value of option-based awards unexercised in-the-money is determined by the Black-Scholes Option Pricing Model with the following weighted average assumptions: (a) weighted average fair value at grant date - $0.063; (b) expected dividend yield – nil; (c) average risk-free interest rate – 2.81%; (d) expected life - 5 years; (e) expected volatility – 57.78%; and (f) forfeiture rate – 3.50%. The method of calculation is in accordance with IFRS 2 and is consistent with the method used in our annual audited consolidated financial statements.

Options Granted in Q1 2026

Subsequent to December 31, 2025, the Company granted the following stock options to our non-executive directors on February 17, 2026:

Name	Number of Options	Exercise Price	Grant Date	Expiry Date
Keith Neumeyer	375,000	$0.580	February 17, 2026	February 14, 2031
Raymond Polman	325,000	$0.580	February 17, 2026	February 14, 2031
Richard Lock	325,000	$0.580	February 17, 2026	February 14, 2031
Leanne Hall	325,000	$0.580	February 17, 2026	February 14, 2031

2025 Management Information Circular – Page 39

Each of the above stock options is subject to the following vesting schedule:

•	25% vested immediately on the grant date;

•	25% will vest on August 17, 2026;

•	25% will vest on February 17, 2027; and

•	25% will vest on August 17, 2027.

Deferred Share Units Granted in Q1 2026

Subsequent to December 31, 2025, the Company granted the following deferred share units (“DSUs”) to certain non-executive directors on February 17, 2026:

Name	Number of DSUs	Grant Date
Keith Neumeyer	90,000	February 17, 2026

Each of the above DSUs is subject to the following vesting schedule:

•	25% vested immediately on the grant date;

•	25% will vest on August 17, 2026;

•	25% will vest on February 17, 2027; and

•	25% will vest on August 17, 2027.

2025 Management Information Circular – Page 40

Incentive Plan Awards – Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth details regarding all option-based awards and share-based awards that have been granted to each director of First Mining who is not also an NEO or former NEO and that were outstanding as at the end of our most recently completed financial year.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#) (1)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($) (2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(3)	Market or payout value of vested share-based awards not paid out or distributed ($)
Keith Neumeyer Chairman	1,700,000	$0.125	14-Feb-30	$688,500	200,000	$106,000	N/A
	1,700,000	$0.117	14-Feb-29	$702,100	Nil	N/A	N/A
	875,000	$0.190	14-Feb-28	$297,500	Nil	N/A	N/A
	150,000	$0.280	13-Feb-27	$37,500	Nil	N/A	N/A
	575,000	$0.265	03-Feb-27	$152,375	Nil	N/A	N/A
	437,500	$0.435	2-Feb-26	$41,563	Nil	N/A	N/A
Raymond Polman Director	1,100,000	$0.125	14-Feb-30	$445,500	Nil	N/A
	1,570,000	$0.117	14-Feb-29	$648,410	Nil	N/A	N/A
	875,000	$0.190	14-Feb-28	$297,500	Nil	N/A	N/A
	150,000	$0.280	13-Feb-27	$37,500	Nil	N/A	N/A
	575,000	$0.265	03-Feb-27	$152,375	Nil	N/A	N/A
	437,500	$0.435	2-Feb-26	$41,563	Nil	N/A	N/A
Richard Lock Director	200,000	$0.125	04-Apr-30	$81,000	Nil	N/A	N/A
	900,000	$0.125	14-Feb-30	$364,500	Nil	N/A	N/A
	900,000	$0.117	14-Feb-29	$371,700	Nil	N/A	N/A
	575,000	$0.190	14-Feb-28	$195,500	Nil	N/A	N/A
	575,000	$0.265	03-Feb-27	$152,375	Nil	N/A	N/A
	300,000	$0.435	2-Feb-26	$28,500	Nil	N/A	N/A
Leanne Hall Director	200,000	$0.320	31-Oct-30	$42,000	Nil	N/A	N/A
	900,000	$0.125	14-Feb-30	$364,500	Nil	N/A	N/A
	900,000	$0.117	14-Feb-29	$371,700	Nil	N/A	N/A
	575,000	$0.190	14-Feb-28	$195,500	Nil	N/A	N/A
	575,000	$0.265	03-Feb-27	$152,375	Nil	N/A	N/A
	225,000	$0.435	2-Feb-26	$21,375	Nil	N/A	N/A

Notes:

(1)

The Board has adopted the following vesting criteria for option grants: 25% vests immediately upon grant; 25% vests in 6 months following the date of grant; 25% vests in 12 months following the date of the grant and 25% vests in 18 months following the date of the grant.

(2)	This amount is the aggregate dollar amount of in-the-money unexercised options held at the end of 2025 based on the closing price of our Common Shares on the TSX on December 31, 2025, which was $0.53.

(3)	This amount is the aggregate dollar amount of the market value of share-based awards that have not vested, using the year-end share price of $0.53.

2025 Management Information Circular – Page 41

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during our most recently completed financial year by each director that was not also a former NEO:

Name	Option-based awards - Value vested during the year(1) ($)	Share-based awards - Value vested during the year (2) ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Keith Neumeyer Chairman	$24,650	$29,000	Nil
Raymond Polman Director	$18,065	Nil	Nil
Richard Lock Director	$22,888	Nil	Nil
Leanne Hall Director	$13,050	Nil	Nil

Notes:

(1)

This amount is based on the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. Amounts were computed using the dollar value that would have been realized by determining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date.

(2)	The amount is based on the aggregate dollar value that would have been realized upon vesting of share-based awards, using the market price at the vesting date.

2025 Management Information Circular – Page 42

Equity Compensation Plan Information

The following table sets out those securities of the Company which have been authorized for issuance under equity compensation plans, as at the end of the most recently completed financial year:

Plan Category	Number of securities to be issued upon exercise of outstanding awards (a)	Weighted average exercise price of outstanding awards (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by our securityholders	93,114,871 Common Shares	$0.185	41,260,645 Common Shares
Equity compensation plans not approved by our securityholders	Nil	Nil	Nil
TOTAL	93,114,871 Common Shares	$0.185	41,260,645 Common Shares

Note:

(1)

The aggregate number of Common Shares that may be reserved for issuance under our current Amended and Restated Share-Based Compensation Plan shall not exceed 10% of First Mining’s issued and outstanding Common Shares. As at December 31, 2025, we had 1,343,755,162 Common Shares issued and outstanding.

Annual burn rate

For each of the last three financial years, the annual burn rate of our Amended and Restated Share-Based Compensation Plan relative to stock options, RSUs, PSUs and DSUs issued under the plan is:

•

2.68% for 2025 (19,800,000 options were issued in fiscal year 2025 at a 1.68% burn rate; 7,756,956RSUs were issued in fiscal year 2025 at a 0.66% burn rate; 3,600,000 PSUs were issued in fiscal year 2025 at a 0.31% burn rate; 400,000DSUs were issued in fiscal year 2025 at a 0.03% burn rate); and

•

4.24% for 2024 (26,907,500 options were issued in fiscal year 2024 at a 2.76% burn rate; 8,422,115 RSUs wereissued in fiscal year 2024 at a 0.86% burn rate; 5,650,000 PSUs were issued in fiscal year 2024 at a 0.58% burn rate; 400,000DSUs were issued in fiscal year 2024 at a 0.04% burn rate);

•

3.04% for 2023 (16,960,000options were issued in fiscal year 2023 at a 2.05% burn rate; 2,817,045RSUs were issued in fiscal year 2023 at a 0.34% burn rate; 4,900,000 PSUs were issued in fiscal year 2023 at a 0.59% burn rate; 450,000DSUs were issued in fiscal year 2023 at a 0.05% burn rate);

The "burn rate” of our Amended and Restated Share-Based Compensation Plan for any given fiscal year is calculated by dividing the total number of stock options, RSUs, PSUs and DSUs granted in that fiscal year by the weighted average number of Common Shares outstanding for that year.

Indebtedness of Directors and Executive Officers

None of the current or former directors, executive officers, employees of First Mining, the proposed nominees for election to the Board, or their respective associates or affiliates, are or have been indebted to the Company or any of its subsidiaries since the beginning of our most recently completed financial year.

Management Contracts

Other than as disclosed elsewhere in this Circular, no management functions of First Mining are to any substantial degree performed by a person or company other than the directors or executive officers of the Company.

2025 Management Information Circular – Page 43

Additional Information

Additional information relating to First Mining is available under our SEDAR+ profile at www.sedarplus.ca.

You can find financial information relating to First Mining in our comparative financial statements and MD&A for our most recently completed financial year.  These documents are available on our website at www.firstmininggold.com/investors/reports-filings/financials and under our SEDAR+ profile at www.sedarplus.ca.

You can also request copies free of charge by contacting us at:

First Mining Gold Corp.	info@firstmininggold.com
Suite 2070 – 1188 West Georgia Street	Telephone: 1.844.306.8827
Vancouver, British Columbia V6E 4A2

Board Approval

Our Board has approved the contents of this Circular and authorized us to send it to you.

DATED at Vancouver, British Columbia, this 21st day of April, 2026.

ON BEHALF OF THE BOARD,

(signed) “Daniel W. Wilton”

Daniel W. Wilton

Chief Executive Officer

2025 Management Information Circular – Page 44

Appendix A Board Mandate

A-1

BOARD MANDATE

1. INTRODUCTION

1.1 The First Mining Gold Corp. (the “Company”) board of directors (the “Board”) has the primary responsibility to foster the short and long-term success of the Company and is accountable to the Company’s shareholders and other stakeholders.

1.2 The Board is responsible under law for the management or for supervising the management of the Company’s business and affairs.  In supervising the conduct of the business, the Board sets the standards of conduct for the Company.

1.3 This mandate is prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.

2. COMPOSITION AND BOARD ORGANIZATION

2.1 Nominees for directors are initially considered and recommended by the Corporate Governance & Nominating Committee in conjunction with the Chair of the Board, approved by the entire Board and elected annually by the shareholders.

2.2 A majority of directors comprising the Board must qualify as independent directors (as defined in National Instrument 52-110 Audit Committees and the rules of any stock exchange on which the Company's shares are listed (“Independent”)).

2.3 In selecting, reviewing, and accepting candidates for nomination as directors, as applicable, the Board and the Corporate Governance & Nominating Committee must consider and evaluate the composition of the Board as a whole, including considering and making a determination as to the independence of each director nominee under applicable laws, and must consider the following factors:

(a) The existence and the impact of any Board Interlocks or Committee Interlocks on director independence and the functioning and independence of the Board as a whole.  For the purposes of this mandate, the term “Board Interlock” means when two or more directors of the Company sit together on the board (or equivalent) of another reporting issuer, and the term “Committee Interlock” means when a Board Interlock exists, and in addition, the relevant two or more directors also sit together on a board committee of the Company or the other reporting issuer; and

(b) diversity considerations such as gender, age and ethnicity, with a view to ensuring that the Board benefits from a broad range of perspectives and relevant experience.  For additional guidance in respect of the forgoing matters, see the Company’s Diversity Policy.

A-2

2.4 No director of the Company may, without the prior approval of the Board, serve as a director (a “Directorship”) on a board (or equivalent) of more than (a) five reporting issuers (excluding the Board) in the case of a director who is not the Company’s Chief Executive Officer (“CEO”) or (b) two reporting issuers (excluding the Board) in the case of a director who is also the Company’s CEO. In determining to recommend or accept, as applicable, a candidate for nomination as a director who exceeds the foregoing limits, the Board and the Corporate Governance & Nominating Committee must consider whether or not the number of Directorships a nominee holds will prevent such director from devoting sufficient time and resources to his or her duties as a member of the Board. During the period between annual shareholder meetings, directors must advise the Corporate Governance & Nominating Committee of their intention to join or be nominated for election to the board (or equivalent) or any committee thereof of another reporting issuer.

2.5 No person may serve as a director of the Company without the prior approval of the Board where an identifiable conflict of interest exists, including in circumstances where the proposed director (a) is the current CEO of the Company; (b) provides material consulting or other services to the Company, or is an immediate family member of such a person; or (c) engages in, or receives benefits from, commercial deals, including perquisite type grants from the Company, or is an immediate family member of such a person.

2.6 Each director should be elected by the vote of a majority of the shares represented in person or by proxy at any meeting for the election of directors.  If, with respect to any particular director nominee, the number of votes withheld exceeds the number of votes in favour of the director nominee, the nominee shall be considered by the Board not to have received support of the shareholders, even though duly elected as a matter of corporate law.  A person elected as a director who is considered under this test not to have the confidence of the shareholders must immediately tender his or her resignation to the Board in the form attached as Schedule “A” to the Company’s Majority Voting Policy, and the Board shall then follow the procedures set out in the Majority Voting Policy with respect to the director’s offer to resign.

2.7 The Company must disclose the following in its management information circular for each general meeting of shareholders at which directors are nominated for election to the Board:

(a) all Board Interlocks, Committee Interlocks and Directorships held by nominee directors;

(b) the Board’s judgment as to whether any Board Interlocks or Committee Interlocks exist which could impact the independence of those directors or their ability to act in the best interests of the Company; and

(c) if a director nominee exceeds the limits set out in Section 2.4 above, the Board’s judgment as to whether or not such director can devote sufficient time and resources to his or her duties as a member of the Board.

2.8 The Board shall appoint a Chair of the Board to act as the effective leader of the Board and ensure that the Board’s agenda will enable it to successfully carry out its duties.  The Chair shall be a duly elected member of the Board and shall be Independent as defined under applicable laws.

A-3

2.9 Certain of the Board’s responsibilities may be delegated to Board committees, which will include an Audit Committee, a Compensation Committee, a Corporate Governance & Nominating Committee and such other standing committees as the Board may from time to time designate.  Each Board committee must have a written charter which will be approved by the Board and will set out the responsibilities of those committees.  All members of the Audit Committee, Compensation Committee and Corporate Governance & Nominating Committee must be Independent directors.  Members of all Board committees are initially considered and recommended by the Board’s Corporate Governance & Nominating Committee in conjunction with the Chair of the Board, and are approved by the entire Board.  The responsibilities of each Board committee will be as set forth in its charter.

3. RESPONSIBILITIES

Meetings of the Board

3.1 The Board will meet a minimum of four times per year and may also hold additional meetings as considered necessary.

3.2 The Independent directors shall hold regularly scheduled meetings to fulfill their responsibilities, including at least one annual in camera session without the presence of non-Independent directors and management.

3.3 Each director of the Company is expected to:

(a) attend at least 75% of all Board and applicable committee meetings, and use all reasonable efforts to attend all regularly scheduled Board and applicable committee meetings, except to the extent that any absence is due to medical or other valid reasons;

(b) review in advance all meeting materials and otherwise adequately prepare for all Board and committee meetings, as applicable; and

(c) commit the time and energy necessary to properly carry out his or her duties.

3.4 An in camera session will be available for all Independent directors at every Board meeting, if requested.

Managing the Affairs of the Board

3.5 The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself.  The legal obligations of the Board are described in Section 4 below.  Subject to these legal obligations and to the articles of the Company, the Board retains the responsibility for managing its own affairs, including:

(a) annually reviewing the skills and experience represented on the Board in light of the Company’s strategic direction and approving a Board composition plan recommended by the Corporate Governance & Nominating Committee;

A-4

(b) appointing, determining the composition of and setting the terms of reference for, Board committees;

(c) selecting the Board Chair;

(d) determining and implementing an appropriate process for assessing the effectiveness of the Board, the Board Chair, committees and directors in fulfilling their responsibilities;

(e) assessing the adequacy and form of director compensation;

(f) assuming responsibility for the Company’s governance practices;

(g) establishing new director orientation and ongoing director education processes;

(h) ensuring that the Independent directors meet regularly without executive directors and management present;

(i) setting the terms of reference for the Board; and

(j) appointing the Corporate Secretary to the Board.

Human Resources

3.6 The Board has the responsibility to:

(a) appoint the Company’s CEO and plan CEO succession;

(b) set terms of reference for the CEO;

(c) provide advice and counsel to the CEO in the execution of the CEO’s duties;

(d) annually approve corporate goals and objectives that the CEO is responsible for meeting;

(e) monitor and, at least annually, review the CEO’s performance against agreed upon annual objectives;

(f) to the extent feasible, satisfy itself as to the integrity of the CEO and other senior officers, and that the CEO and other senior officers create a culture of integrity throughout the Company;

(g) set the CEO’s compensation;

(h) approve the CEO’s acceptance of significant public service commitments or outside directorships;

A-5

(i) approve decisions relating to senior management, including:

(i) review senior management structure including the duties and responsibilities to be assigned to officers of the Company;

(ii) on the recommendation of the CEO, appoint and discharge the officers of the Company who report to the CEO;

(iii) review compensation plans for senior management including salary, incentive, benefit and pension plans;

(iv) review employment contracts, termination and other special arrangements with executive officers, or other employee groups;

(v) approve certain matters relating to all employees, including:

(A) the Company’s broad compensation strategy and philosophy;

(B) new benefit programs or material changes to existing programs; and

(vi) ensure succession planning programs are in place, including programs to train and develop management.

Strategy and Plans

3.7 The Board has the responsibility to:

(a) adopt and periodically review a strategic planning process for the Company;

(b) participate with management, in the development of, and annually approve a strategic plan for the Company that takes into consideration, among other things, the risks and opportunities of the business;

(c) approve annual capital and operating budgets that support the Company’s ability to meet its strategic objectives;

(d) direct management to develop, implement and maintain a reporting system that accurately measures the Company’s performance against its business plans;

(e) approve the entering into, or withdrawing from, projects that are, or are likely to be, material to the Company; and

(f) approve material mergers, acquisitions, joint ventures, and divestitures.

Financial and Corporate Issues

3.8 The Board has the responsibility to:

(a) take reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems;

(b) review and approve release by management of any materials reporting on the Company’s financial performance or providing guidance on future results and ensure the disclosure accurately and fairly reflects the state of affairs of the Company, and is in accordance with international financial reporting standards (“IFRS”), including quarterly and annual financial statements, information circulars, annual information forms, annual reports, offering memorandums and prospectuses;

A-6

(c) declare cash or in specie dividends subject to applicable laws and the best interests of the Company;

(d) approve financings, issue and repurchase of shares, issue of debt securities, listing of shares and other securities, issue of commercial paper, and related prospectuses; and recommend changes in authorized share capital to shareholders for their approval;

(e) approve the incurring of any material debt by the Company outside the ordinary course of business;

(f) approve the commencement or settlement of litigation that may have a material impact on the Company; and

(g) recommend the appointment of external auditors and approve auditors’ fees.

Business and Risk Management

3.9 The Board has the responsibility to:

(a) ensure management identifies the principal risks of the Company’s business and implements appropriate systems to manage these risks; and

(b) evaluate and assess information provided by management and others about the effectiveness of risk management systems.

Policies and Procedures

3.10 The Board has the responsibility to:

(a) approve and monitor, through management, compliance with all significant policies and procedures that govern the Company’s operations;

(b) approve and act as the guardian of the Company’s corporate values, including the implementation of a Code of Business Conduct and Ethics for the Company and management’s procedures to monitor compliance with the Code of Business Conduct and Ethics; and

(c) direct management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards.

Compliance Reporting and Corporate Communications

3.11 The Board has the responsibility to:

(a) ensure the Company has in place effective communication processes with shareholders and other stakeholders and financial, regulatory and other recipients;

A-7

(b) approve and periodically review the Company’s communications policy;

(c) ensure the Board has measures in place to receive feedback from shareholders;

(d) approve interaction with shareholders on all items requiring shareholder response or approval;

(e) ensure the Company’s financial performance is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

(f) ensure the financial results are reported fairly and in accordance with IFRS;

(g) ensure the CEO and the Company’s Chief Financial Officer certify the Company’s annual and interim financial statements, annual and interim MD&A and, if applicable, Annual Information Form, and that the content of the certification meets all applicable legal and regulatory requirements;

(h) ensure compliance with the Company’s annual reporting obligations under any legislation applicable to the Company; and

(i) ensure timely reporting of any other developments that have a significant and material effect on the Company.

Investor Relations

3.12 The Chair of the Board and the CEO of the Company have the responsibility to approve all investor relations materials and all such materials must be so approved before such materials are distributed.

Access to Management and Outside Advisors

3.13 To fulfill its roles, duties and responsibilities effectively, the Board may contact and have discussions with the Company's external auditor and the Company's officers and employees and request Company information and documentation from these persons.  The Board may, in its sole discretion, retain and obtain the advice and assistance of independent outside counsel and such other advisors as it deems necessary to fulfill its duties and responsibilities under this mandate.  The Board may set the compensation and oversee the work of any outside counsel and other advisors to be paid by the Company.

4. GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS

4.1 The Board is responsible for:

(a) directing management to ensure legal requirements have been met, and documents and records have been properly prepared, approved and maintained; and

(b) recommending changes in the articles, matters requiring shareholder approval, and setting agendas for shareholder meetings.

A-8

4.2 The Business Corporation Act (British Columbia) identifies the following as legal requirements for the Board:

(a) act honestly and in good faith with a view to the best interests of the Company, including the duty:

(i) to disclose conflicts of interest;

(ii) not to appropriate or divert corporate opportunities;

(iii) to maintain confidential information of the Company and not use such information for personal benefit; and

(iv) to disclose to the Board information vital to the business of the Company in the possession of a director;

(b) exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances; and

(c) act in accordance with the Business Corporations Act (British Columbia) and the articles of the Company.

5. FEEDBACK

5.1 The Board welcomes input and comments from shareholders of the Company relating to this mandate. Such input and comments may be sent to the attention of the Board at the address of the Company.

6. ANNUAL REVIEW

6.1 The Board will review this mandate annually and will consider whether any amendments or updates are warranted.  This mandate was last reviewed by the Board on March 30, 2026.

7. EFFECTIVE DATE

7.1 This Mandate was implemented by the Board on June 22, 2015, as amended on June 14, 2023.

A-9

For More Information Contact:

Paul Morris

Director, Investor Relations

Email: paul@firstmininggold.com

Toll-Free:  1-844-306-8827

General Email:  info@firstmininggold.com

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